Tupperware Corporation Annual Report 2002

e product categories & more sellers selling more

more channels of access & more products & mo

it's about

more channels of access

Leveraging the Tupperware® Brand

The consumer can now choose when, where and how to purchase the brand, and it is now available in many convenient venues. It's about purchasing the Tupperware® brand at the party **&** at the mall **&** at Target® stores **&** on television **&** on the Internet. Although the products are offered in many ways, Tupperware® independent sales force members still participate financially in sales from every channel, thereby strengthening their opportunity and eliminating any channel conflict. This growth strategy is well developed in North America and now expanding into Western Europe, as well as Asia Pacific.



Home Party


Tupperware.com

Internet


NOW AT
TARGET!

Target® Stores


Tupperware

Television



Mall Showcase, Belgium



Fresh 'N Cool™
Storage

&



Rainbow Cookware
Preparation

&



Silicone Baking Ware
Preparation

more products and more product categories

Leveraging the Tupperware® Brand

Continued development of innovative and high-quality new products and categories means it's about food storage & food preparation & food serving & microwave cooking and reheating & home organization & cosmetics & personal care. This insures that Tupperware® remains a diversified direct seller of housewares, beauty and health. While taking advantage of global resources in design, engineering, and procurement, the differences and opportunities in each market are being addressed through global and unique product offerings relevant to the local consumer. This means in North America and Western Europe, the focus is on the core products of food storage & preparation & serving. In Asia Pacific and Latin America, new categories are being added to include the core products & cosmetics & personal care.



Eleganzia™
Serving


FACIAL BUFFING CREME
BEAUTICONTROL

BeautiControl®

more sellers selling more

Leveraging the Tupperware® Brand

A continuing commitment to increase the size of the sales force worldwide means it's about recruiting more sellers **&** participating in more emerging markets **&** expanding the number of distributors. All of these provide more opportunities to sell the Tupperware® brand. Attracting more sellers, who are selling more, are active, and recruiting are critical in every geographical region as it enhances the company's market presence in each area. There is significant potential in the upcoming years in six key emerging markets: India, Indonesia, China, Turkey, Russia and Poland, which contain half the world's population. The existing markets have room for more penetration through expanding the number of distributors.









"it's about &, not or"

Dear Shareholders,

This was a year of strategic validation and a strengthening balance sheet. We continued to make progress with our growth strategies of more channels of access, more products and product categories and more sellers, selling more. We did experience operational challenges in some significant isolated markets of our worldwide portfolio consisting of over 100 countries, but did well in many of those markets.

As we began 2002, it was a challenging year for global economies. We hoped the economic recovery would come sooner, but Europe remained sluggish in the first half and Latin America and a couple of large Asian markets struggled throughout the year. In the face of these challenges, we maintained our strategic course, all the while improving our financial strength through a strong balance sheet and increased cash flow. This strong cash flow insures our dividend yield and enhances overall shareholder return.

We have continued the expansion of more access channels in North America, Europe and Asia. Tupperware is the preeminent brand in food storage, and we believe there is pent-up demand for our products. Our challenge is to get our brand to the consumer in convenient venues, and we have created the direct selling structure we call Integrated Direct Access (IDA) to deliver products to consumers when, where and how they want while including our sales force members in all of these efforts. The party remains our core selling system, along with these new channels because it's about &, not or. Importantly, Tupperware is a multi-local business. This means that all distribution channels involve our local direct sales organization. For consumers, it means more access to Tupperware. For our sales force, it means more customers, additional income and new recruits.

We continue to introduce a significant number of new products each year, including new product categories, and receive more than 20 percent of our sales from these new products.

Additionally, we are addressing the differences in each of our markets through unique product offerings relevant to the local market while taking advantage of global resources in engineering, design and procurement. We are becoming a diversified direct seller of housewares, beauty and health while protecting our core business of food storage, preparation and serving.

We continue to be focused on more sellers, selling more by actively recruiting throughout the world. Another opportunity to obtain more sellers is through expansion of our emerging markets. These markets continue to grow at double-digit rates and are now contributing up to four percent of total sales.

Additionally, we are beginning to increase the number of distributors, particularly in our North America operation, due to the new business model, which lowers the distributor breakeven point. The new business model removes the need for distributor inventory and receivables, which will improve working capital and reduce bad debt exposure for the company. It also allows distributors to concentrate their energies on the higher-value activities of recruiting, training and motivating their sales force.

During this past year, we took a strong look across our company and are pleased with the operational integrity of our management. We have evaluated our procedures and people to insure compliance with the high standards Tupperware has always maintained. We have found the highest standards of compliance with our code of conduct and internal control policies giving us confidence in the integrity of our results.

Dick Heath will be retiring this year as Group President of BeautiControl and Tupperware Latin America. Dick has led BeautiControl North America to strong positive results and contributed significant knowledge of the direct selling and cosmetics industry to the Tupperware Corporation. We are grateful for his contributions and wish him well in his retirement.

We look forward to increasing shareholder value through our independent sales force & new channels of distribution & new product categories. Many thanks to all of our stakeholders as we anticipate future success with you.

Rick Goings
Chairman and Chief Executive Officer

Tupperware®

Selected Financial Data

(Dollars in millions, except per share amounts)

Operating results

	2002	2001	2000	1999	1998
Net sales [a]:					
Europe	$ 420.8	$ 400.4	$ 424.1	$ 489.1	$ 518.7
Asia Pacific	209.5	213.4	242.0	242.3	211.5
Latin America [g]	130.9	182.6	176.2	134.8	168.5
North America [g]	268.4	254.2	218.6	197.6	205.2
BeautiControl North America [b, g]	73.9	63.8	12.2	—	—
Total net sales	**$1,103.5**	**$1,114.4**	**$1,073.1**	**$1,063.8**	**$1,103.9**
Segment profit:					
Europe	$ 88.3 [c]	$ 74.8	$ 94.1	$ 110.7	$ 123.9
Asia Pacific	35.7 [c]	28.5	44.8	35.0	20.2
Latin America [g]	6.2 [c]	15.4 [c]	7.0 [c]	10.0	(17.6)
North America [g]	30.4	32.9	16.6	6.7	5.2
BeautiControl North America [b, g]	5.9	0.5	0.1	—	—
Total segment profit	**166.5 [c]**	**152.1 [c]**	**162.6 [c]**	**162.4**	**131.7**
Unallocated expenses	(20.9) [c,d]	(23.4) [c]	(27.9) [c]	(23.1) [c]	(17.5)
Other income	14.4 [c,d]	—	—	—	—
Re-engineering and impairment charges	(20.8) [c]	(24.8) [c]	(12.5) [c]	(15.1) [c]	—
Interest expense, net	(21.8)	(21.7)	(21.1)	(20.9)	(22.7)
Income before income taxes	117.4	82.2 [c]	101.1 [c]	103.3 [c]	91.5
Provision for income taxes	27.3	20.7	26.2	24.3	22.4
Net income	**$ 90.1 [c,d]**	**$ 61.5 [c]**	**$ 74.9 [c]**	**$ 79.0 [c]**	**$ 69.1**
Earnings per common share:					
Basic	**$ 1.55 [c,d]**	**$ 1.06 [c]**	**$ 1.30 [c]**	**$ 1.37 [c]**	**$ 1.19**
Diluted	**$ 1.54 [c,d]**	**$ 1.04 [c]**	**$ 1.29 [c]**	**$ 1.37 [c]**	**$ 1.18**

See footnote explanations on pages 12 and 14.

a. In October 2000, the Emerging Issues Task Force issued EITF 00-10, *"Accounting for Shipping and Handling Revenues and Cost"*, which requires fees billed to customers associated with shipping and handling to be classified as revenue. Accordingly, Tupperware Corporation (Tupperware, the Company) has reclassified the revenue related to shipping and handling fees billed to customers from delivery expense to net sales for all impacted periods presented.

b. In October 2000, the Company purchased all of the outstanding shares of BeautiControl, Inc. (BeautiControl), and its results of operations have been included since the date of acquisition. In 2002, the Company adopted SFAS No. 142, *"Goodwill and Other Intangible Assets"*, which eliminated the amortization of goodwill. Goodwill amortization in the BeautiControl segment was $1.4 million and $0.2 million in 2001 and 2000, respectively.

c. In 1999, the Company announced a re-engineering program. The re-engineering and impairment charges line provides for severance and other exit costs. In addition, unallocated expenses include $0.1 million, $3.2 million, $7.9 million and $1.0 million for internal and external consulting costs incurred in connection with the program in 2002, 2001, 2000 and 1999, respectively. In 2002, $1.6 million was recorded as a reduction of Europe segment profit related to the write-down of inventory and reserves for receivables as a result of restructuring the business model of the Company's United Kingdom operations. Also, 2002 Asia Pacific segment profit was reduced by $2.7 million primarily related to costs associated with the closure of one of the Company's Japanese manufacturing/distribution facilities. In addition, $0.1 million was recorded as a reduction of Latin America segment profit primarily as a result of reserves for receivables as a result of a restructure of BeautiControl operations in Mexico. As part of the re-engineering program, in 2002, the Company sold its former Spanish manufacturing facility, its Convention Center complex in Orlando, Florida and one of its Japanese manufacturing/distribution facilities generating pretax gains of $21.9 million, $4.4 million and $13.1 million, respectively. The Spanish and Japanese gains were included in the Europe and Asia Pacific operating segments, respectively, and the Convention Center gain was recorded in other income. In 2001, $7.7 million was recorded as a reduction to Latin America segment profit primarily related to the write-down of inventory and reserves for receivables as a result of the restructuring of Brazilian sales and manufacturing operations. In 2000, $6.3 million was recorded as a reduction to Latin America segment profit related to the write-down of inventory and reserves for receivables related to changes in distributor operations. Total after-tax impact of these (gains) costs was $(8.5) million, $32.5 million, $24.2 million and $12.3 million in 2002, 2001, 2000 and 1999, respectively. See Note 3 to the consolidated financial statements.

d. In 2002, the Company began to sell land held for development near its Orlando, Florida headquarters. During 2002, pretax gains from these sales (which exclude the convention center gain noted above) were $10.0 million and were recorded in other income. Certain members of management, including senior officers but excluding the chief executive officer, received incentive compensation totaling $1.3 million in 2002 based upon completion of performance goals related to real estate development. These costs were recorded in unallocated expenses.

Selected Financial Data

(Dollars in millions, except per share amounts)	2002	2001	2000	1999	1998
Profitability ratios					
Segment profit as a percent of sales:					
Europe	21.0%	18.7%	22.2%	22.6%	23.9%
Asia Pacific	17.0	13.4	18.5	14.4	9.5
Latin America [g]	4.7	8.4	4.0	7.4	nm
North America [g]	11.3	13.0	7.6	3.4	2.9
BeautiControl North America [b,g]	8.0	0.9	1.1	—	—
Total segment profit	15.1	13.7	15.2	15.3	11.9
Return on average equity [e]	61.0	50.2	52.6	60.5	47.5
Return on average invested capital [e]	19.4	14.1	17.8	19.5	17.6
Financial Condition					
Working capital	$ 77.1	$ 13.8	$ 96.6	$ 61.3	$ 95.5
Property, plant and equipment, net	228.9	228.5	233.1	242.9	271.0
Total assets	830.6	845.7	849.4	796.1	823.4
Short-term borrowings and current portion of long-term debt	21.2	91.6	26.9	43.9	18.7
Long-term debt	265.1	276.1	358.1	248.5	300.1
Shareholders' equity	177.5	126.6	123.9	145.3	135.8
Current ratio	1.27	1.04	1.35	1.20	1.33
Long-term debt-to-equity	149.4%	218.1%	289.0%	171.0%	221.0%
Total debt-to-capital	61.7%	74.4%	75.6%	66.8%	70.1%
Other Data					
Net cash provided by operating activities	$128.2	$108.8	$ 86.1	$ 113.0	$ 118.1
Net cash provided by (used in) investing activities	14.4	(54.8)	(102.6)	(40.9)	(46.2)
Net cash (used in) provided by financing activities	(132.1)	(66.9)	26.4	(73.3)	(70.1)
Capital expenditures	46.9	54.8	46.3	40.9	46.2
Depreciation and amortization	48.8	49.9	52.1	55.6	64.0

See footnote explanations on pages 12 and 14.

(continued)

Selected Financial Data (continued)

	2002	2001	2000	1999	1998
Common Stock Data					
Dividends declared per share	$ 0.88	$ 0.88	$ 0.88	$ 0.88	$ 0.88
Dividend payout ratio [f]	57.1%	84.6%	68.2%	64.2%	74.6%
Average common shares outstanding (thousands):					
Basic	58,242	57,957	57,692	57,519	58,235
Diluted	58,716	58,884	57,974	57,870	58,736
Year-end book value per share	$ 3.04	$ 2.18	$ 2.14	$ 2.52	$ 2.36
Year-end price/earnings ratio	9.8	18.7	15.8	12.3	13.6
Year-end market/ book ratio	4.9	8.9	9.5	6.7	6.8
Year-end shareholders (thousands)	10.1	11.7	12.7	14.1	15.6

e. Returns on average equity and invested capital are calculated using net income and the monthly balances of equity and invested capital. Invested capital equals equity plus debt.

f. The dividend payout ratio is dividends declared per share divided by diluted earnings per share.

g. As a result of a change in management reporting structures, effective with the beginning of the Company's 2002 fiscal year, the Company is reporting the United States and Canada as a Tupperware North America business segment and BeautiControl operations outside North America have been included in their respective geographic segments. Prior year amounts have been restated to reflect this change.

nm — Not meaningful.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of the results of operations for 2002 compared with 2001 and 2001 compared with 2000, and changes in financial condition during 2002. The Company's fiscal year ends on the last Saturday of December. Fiscal years 2002 and 2001 consisted of 52 weeks while fiscal year 2000 consisted of 53 weeks. This information should be read in conjunction with the consolidated financial information provided on pages 40 to 72 of this Annual Report.

The Company's primary means of distributing its product is through independent sales organizations and individuals, which are also its customers. The majority of the Company's products are in turn sold to end customers who are not members of the Company's sales forces. The Company is dependent upon these independent sales organizations and individuals to reach end consumers and any significant disruption of this distribution network could have a negative financial impact on the Company and its ability to generate sales, earnings and operating cash flows.

Consolidated Results of Operations

Net Sales and Net Income. Net sales in 2002 were $1,103.5 million, a decrease of $10.9 million, or 1 percent, from $1,114.4 million in 2001. Excluding a $10.3 million favorable impact of foreign exchange, net sales decreased 2 percent from 2001. In local currency, Europe and North America had modest improvement while BeautiControl had significant improvement. Offsetting these improvements were a significant decline in Latin America and a slight decline in Asia Pacific. Also impacting sales was a modification in the distributor model for the United States. Under this model, sales are made directly to the sales force with distributors compensated through commission payments. This model results in a higher company sales price that includes the margin that previously was realized by the distributors who are then compensated with a commission. This change has no significant impact on profit. At the end of 2002, nearly 70 percent of United States distributors were fully on the new business model that is being phased in through 2003, compared with 25 percent at the end of 2001. Excluding the impact of this new model and the impact of foreign exchange, net sales declined 3 percent from 2001.

In 2002, net income increased 46 percent to $90.1 million from $61.5 million in 2001. Included in the 2002 results were $14.1 million ($8.5 million after tax) of net gains from re-engineering actions made up of gains recognized on the sale of facilities closed as part of the program announced in 1999 less costs incurred to design and implement re-engineering actions. Also included in 2002 results were pretax gains of $10.0 million for gains on sales of property held for development near the Company's Orlando, Florida headquarters, which excludes a $4.4 million gain on the sale of the Company's Convention Center complex, and $1.3 million of internal costs for management incentives directly related to these sales (net after-tax gains of $5.4 million). Included in 2001 were $35.7 million ($32.5 million after tax) of re-engineering costs related to the program announced in 1999. Included in these 2002 costs was a re-engineering and impairment charge of $20.8 million that provides for severance and other exit costs related to the decision to consolidate

European operations related to finance, marketing and information technology and the establishment of regional areas. Also included were severance and impairment charges related to the downsizing of European, Latin American and Japanese manufacturing operations as well as the downsizing of marketing operations in Mexico, Japan, the United Kingdom and BeautiControl. Included in operating expenses was $0.1 million incurred for internal and external consulting costs to design and execute the re-engineering actions as well as other operating expenses related to the write-down of inventory and reserves for receivables as a result of marketing office restructuring totaling $3.4 million. As part of the program, the Company sold its Spanish manufacturing facility, its Convention Center complex in Orlando, Florida and one of its manufacturing/distribution facilities in Japan and recognized pretax gains totaling $39.4 million. Re-engineering costs incurred in 2001 are discussed below.

In 2002, the Company began a program to hedge, for the following twelve months, its foreign income related to the euro, Japanese yen, Korean won and Mexican peso. In this program, the Company utilizes forward contracts coupled with high-grade U.S. dollar denominated securities. The effect of this program was to largely mitigate the foreign exchange impact on the net income comparison between 2002 and 2001. In the fourth quarter of 2002, the Company elected to terminate the Mexican peso portion of this program as a result of significant declines in Mexican income and the higher relative cost of Mexican peso forward contracts and as a result, recognized a $1.2 million pretax gain that had been deferred pending the completion of the related transactions. Additionally, as the cost of the program has increased, the Company has determined that the costs of the program exceeded the benefits and no new contracts for the other currencies will be entered during 2003. Excluding re-engineering net (gains) costs as well as gains on land held for development in 2002 and 2001, net income declined 19 percent due to a substantial decline in Latin America as well as declines in Europe, Asia Pacific and North America. Partially offsetting these declines was a substantial improvement in BeautiControl.

Net sales in 2001 were $1,114.4 million, an increase of $41.3 million, or 4 percent, from $1,073.1 million in 2000. Excluding a $48.8 million negative impact of foreign exchange, net sales increased 9 percent over 2000. In local currency, North America and Latin America had strong improvements while Europe and Asia Pacific declined slightly. Included in the 2001 sales were full year results of BeautiControl, Inc. (BeautiControl), which was acquired in October 2000. Excluding sales of BeautiControl, sales in local currency increased 4 percent in 2001. Also impacting sales was the modification in the distribution model for the United States discussed above. Excluding the impact of this new model, the BeautiControl sales and the impact of foreign exchange, net sales increased 3 percent over 2000.

In 2001, net income decreased 14 percent to $61.5 million from $74.9 million in 2000. Included in the 2001 and 2000 results were $35.7 million ($32.5 million after tax) and $26.7 million ($24.2 million after tax), respectively, of re-engineering costs related to the program announced in 1999. Included in these 2001 costs was a re-engineering and impairment charge of $24.8 million that provided for severance and other exit costs primarily related to the decision to begin operating Brazil under a mega-distributor model as well as a corporate office restructuring, in addition to $10.9 million of operating expense related to the write-down of inventory and reserves for receivables as a result of restructuring the Brazilian sales and manufacturing operations as well as internal and external consulting costs for designing and implementing re-engineering actions. The change in Brazil results in Brazil selling at a lower price to the distributor, but does not directly materially impact segment profit as the reduced sales value is offset by a corresponding decrease in commission payments. Included in operating expenses was $3.2 million incurred for internal and external consulting costs to design and execute the re-engineering actions. The 2000 re-engineering costs included a re-engineering and impairment charge of $12.5 million providing for severance and other exit costs. In addition, $14.2 million was included in operating expenses consisting of $7.9 million of internal and external consulting costs as well as $2.6 million of inventory write-downs and $3.7 million of reserves for receivables related to the changes in Latin American distributor models. Foreign exchange had a $6.5 million negative impact on the comparison. Excluding re-engineering costs in 2001 and 2000, and the impact of foreign exchange, net income increased 2 percent, with substantial improvements in North America and Latin America and a small contribution by BeautiControl largely offset by declines in Europe and Asia Pacific.

The re-engineering project was designed to increase segment profit return on sales by improving organizational alignment, increasing the gross margin percentage, and reducing operating expenses. As of the end of the program, a total of $64 million of costs were incurred mainly for severance, information technology expenditures and plant closure costs, net of gains on the sale of facilities closed as part of the program. There are no further costs anticipated in connection with this program. The Company will however continue to analyze its operations to insure it operates in an effective and efficient manner.

In 2002, unallocated corporate expenses decreased to $20.9 million from $23.4 million in 2001. The Company allocates corporate operating expenses to its reporting segments based upon estimated time spent related to those segments where a direct relationship is present and based upon segment revenue for general expenses. The unallocated expenses reflect amounts unrelated to segment operations. Allocations are determined at the beginning of the year based upon estimated expenditures and are not adjusted. The decrease was primarily due to a reduction in costs related to the re-engineering program as well as the elimination of BeautiControl foreign market development costs. These costs were included in unallocated in 2001 as they were incurred to develop a model for the Company to enter foreign markets with its BeautiControl line of products, whereas now all costs are included in the applicable reporting segment. Also contributing to the decline was a reduction in foreign tax consulting costs and the effect of re-engineering actions enacted in 2001. Partially offsetting these declines were the costs of the foreign income hedging program discussed above as well as internal costs for management incentives directly related to the sale of land held for development near the Company's Orlando, Florida headquarters. In 2001, unallocated corporate expenses decreased to $23.4 million from $27.9 million in 2000. The decrease was due to a reduction in costs related to the re-engineering program as well as the reduction of estimated incentive payments.

In 2002, 70 percent of sales and 79 percent of the Company's segment profit was generated by international operations. In 2001, 73 percent of sales and 79 percent of the Company's segment profit was generated by international operations.

Costs and Expenses. Cost of products sold in relation to sales was 32.8 percent, 33.6 percent and 33.3 percent, in 2002, 2001 and 2000, respectively. The 2002 decline is primarily due to the change in the U.S. business model noted above as it increased the sales base without impact to cost of products sold as well as the absence of the Latin America inventory write-down in 2001 noted below. Within the segments, Europe had an improved margin in 2002 due to favorable raw material prices, reduced overhead spending and an improved mix of products. Latin America's 2002 margin declined due primarily to an unfavorable mix of products and reduced prices due to product discounting in Mexico. The other segments were largely in line with 2001. North America reported an improved margin in 2001 primarily due to improved volume and lower manufacturing costs that were partially offset by unfavorable price and mix variances. The other Tupperware segments, especially Europe and Asia Pacific, had decreased margins due to an unfavorable mix of products sold and product discounting to counter the impact of difficult economic environments in several markets in those regions that included the impact of the September 11 terrorist attacks. In Latin America, the margin was impacted by write-downs of inventory in connection with changes in the distributor models of $3.3 million in 2001 and $2.6 million in 2000. Excluding these write-downs in both years, the Latin American margin was flat with 2000.

Delivery, sales and administrative expense as a percentage of sales was 56.7 percent, 54.8 percent and 53.9 percent, in 2002, 2001 and 2000, respectively. In 2002, the increase was primarily due to higher sales force commissions in the United States as more distributors were transitioned to the new business model discussed above in the net sales section as well as increased promotional spending earlier in the year in an effort to maintain sales force activity in Europe, Japan, Korea and Mexico. This spending increase has stabilized in Europe and Japan but continues in Mexico and Korea as more fully discussed in the Latin America and Asia Pacific segment results following. Partially offsetting these increases were the elimination of BeautiControl goodwill amortization, the favorable resolution of a pre-acquisition contingency in BeautiControl and reduced re-engineering consulting costs as the program came to a close. In 2001, a decrease in re-engineering consulting costs and incentive payments was offset by the inclusion of BeautiControl for the full year and an increase in the Brazilian accounts receivable allowance related to its conversion to a mega-distributor model. Also included in delivery, sales and administrative expenses were $1.6 million, $4.4 million and $3.7 million in 2002, 2001 and 2000, respectively, related to restructuring distribution models in certain countries and $1.7 million primarily related to costs associated with the closure and disposal of one of the Company's manufacturing/distribution facilities in Japan in 2002. The increase in cost in 2001 was due to higher operating expenses from the implementation of the new distribution center model in Latin America, as well as higher internal and external consulting costs for re-engineering.

Re-engineering (Gains) Costs. The re-engineering (gains) costs described above were included in the following income statement captions (in millions, except per share amounts):

	2002	2001	2000
Re-engineering and impairment charge	$ 20.8	$ 24.8	$ 12.5
Cost of products sold	1.1	3.3	2.6
Delivery, sales and administrative expense	3.4	7.6	11.6
Other income	(39.4)	—	—
Total pretax re-engineering (gains) costs	**$ (14.1)**	**$ 35.7**	**$ 26.7**
Total after-tax re-engineering (gains) costs	**$ (8.5)**	**$ 32.5**	**$ 24.2**

Tax Rate. The effective tax rates for 2002, 2001 and 2000, were 23.3 percent, 25.2 percent and 25.9 percent, respectively. The 2002 and 2001 rates reflect the impact of re-engineering actions and gains on sale of land for development. Excluding the impact of re-engineering and impairment costs, portions of which did not result in a tax benefit, and gains on sale of land for development, the effective tax rate was 19.5 percent, 20.3 percent and 22.5 percent in 2002, 2001 and 2000, respectively. The decrease from 2002 to 2001, excluding the impact of re-engineering and impairment costs and gains on sale of land for development, reflected the utilization of additional foreign income tax credits in the United States. The 2001 effective rate decrease was the result of the successful resolution of certain outstanding issues and a lower international rate.

Net Interest. The Company incurred $21.8 million of net interest expense in 2002 compared with $21.7 million in 2001 and $21.1 million in 2000. The slight increase in 2002 was due to the benefit of lower borrowings coupled with lower short-term interest rates offset by the increased costs due to the foreign income-hedging program discussed above. During 2002, the Company carried approximately 50 percent of its debt at variable interest rates, based either on its stated terms or through interest rate swap agreements. Effective July 30, 2002, the Company terminated two of its interest rate swap agreements representing notional amounts of $50 million and $75 million and generated gains of approximately $1.7 million and $3.3 million, respectively. These gains are being recognized as a reduction of net interest expense over the remaining lives of the related debt, approximately 4 years and 9 years, respectively. In the fourth quarter of 2001, the Company terminated a swap agreement representing a notional amount of $75 million and generated a gain of approximately $5.4 million that is also being recognized as a reduction of net interest expense over the remaining life of the related debt, approximately 9 years. As of December 28, 2002, the Company no longer maintained any interest rate swap agreements related to its long-term debt agreements. The 2001 increase resulted from higher borrowing levels due to the acquisition of BeautiControl and the repurchase of common shares in the fourth quarter of 2000, partially offset by lower interest from carrying a higher proportion of debt offshore, and also from shifting the offshore debt to lower cost countries.

Regional Results 2002 vs. 2001

(Dollars in millions)	2002	2001	Increase (decrease) Dollar	Increase (decrease) Percent	Restated [a] (decrease) increase	Positive (negative) foreign exchange impact	Percent of total 2002	Percent of total 2001
Sales								
Europe	$ 420.8	$ 400.4	$ 20.4	5%	(1)%	$ 23.2	38%	36%
Asia Pacific	209.5	213.4	(3.9)	(2)	(3)	1.9	19	19
Latin America	130.9	182.6	(51.7)	(28)	(22)	(14.7)	12	16
North America	268.4	254.2	14.2	6	6	(0.1)	24	23
BeautiControl North America	73.9	63.8	10.1	16	16	—	7	6
	$1,103.5	**$1,114.4**	**$ (10.9)**	**(1)%**	**(2)%**	**$ 10.3**	**100%**	**100%**
Segment profit								
Europe	$ 88.3 [b]	$ 74.8	$ 13.5	18%	9%	$ 5.9	53%	49%
Asia Pacific	35.7 [c]	28.5	7.2	26	20	1.1	21	19
Latin America	6.2 [d]	15.4 [d]	(9.2)	(60)	(59)	(0.4)	4	10
North America	30.4	32.9	(2.5)	(8)	(8)	—	18	22
BeautiControl North America	5.9	0.5	5.4	+	+	—	4	—
	$ 166.5	**$ 152.1**	**$ 14.4**	**10%**	**5%**	**$ 6.6**	**100%**	**100%**

a. 2002 actual compared with 2001 translated at 2002 exchange rates.

b. Includes $1.6 million of costs, primarily for the write-down of inventory and reserves for receivables related to restructuring the business model of the Company's United Kingdom operations and a $21.9 million gain from the sale of the Company's former Spanish manufacturing facility.

c. Includes a $13.1 million gain from the sale of one of the Company's Japanese manufacturing/distribution facilities as well as $2.7 million of costs related to the closure and disposal of this facility.

d. Includes $0.1 million and $7.7 million in 2002 and 2001, respectively, of costs primarily for the write-down of inventory and reserves for receivables related to changes in distribution models in certain countries.

+ *Increase of more than 100%.*

Europe

The modest increase in sales was due to the strengthening of the euro during 2002, particularly in the latter part of the year. In local currency, sales were down slightly. This decrease was due largely to declines in Germany and the Central Mediterranean Countries with lesser declines in France and the United Kingdom also contributing. All of these declines were due to less active sales forces that offset productivity gains and a lower level of initial promotional shipments in December 2002 for January 2003 programs compared with similar shipments in December 2001. In 2002, sales in Germany, the segment's largest market, were $172.8 million versus $180.6 million in 2001 translated at 2002 exchange rates. Partially offsetting the impact of these markets were strong gains in Portugal and the Nordics, both of which had larger, more active and more productive sales forces. Additionally, the emerging markets of Turkey and Russia showed strong growth rates. Further offsetting the declines noted above were sales from business-to-business activities. European business-to-business sales totaled $9.7 million during 2002 as compared with no such sales in 2001. While the Company actively pursues business-to-business sales, sales from this channel are based on reaching agreements with business partners and their product needs. Consequently, activity in one period may not be indicative of future trends. Overall, the slight reduction of European sales was primarily the result of a difficult economic environment in the first half of the year that the Company responded to with increased promotional spending to maintain sales force activity and retain market share. In addition, the Company continued to expand integrated direct access (IDA) channel activity that began in 2001. The IDA channels are a convergence of the core party plan business with retail access points, Internet sales and television shopping. These channels, modeled after the successful growth model from the United States, benefit the core direct selling business through the generation of party and recruiting leads as well as allowing the Company to attract consumers who may not be reached through the traditional party plan. These efforts contributed to a five-percent increase in total sales force at the end of 2002. In the fourth quarter of 2002, the Company had nearly 200 retail access points open in Europe as compared with approximately 100 during the fourth quarter of 2001.

The significant increase in segment profit was also due to the strengthening euro as well as to the gain on the sale of the Company's former Spanish manufacturing facility of $21.9 million. This gain was partially offset by a reduction of $1.6 million for the write-down of inventory and reserves for receivables as a result of restructuring the business model of the Company's United Kingdom operations. Excluding these items and the impact of foreign exchange, segment profit declined 16 percent for the year. This decline was due in large part to the higher promotional expenses in the first half of the year which were partially offset by an insurance recovery for damaged inventory due to a minor equipment failure of approximately $2.2 million. Promotional spending has stabilized and while Europe is still experiencing a soft economic environment, the Company believes it has the initiatives in place to return to growth in sales and profits. As is the case for sales, the German market accounts for a substantial portion of the segment's profit.

Asia Pacific

Asia Pacific's sales were down slightly as strong gains in Australia and the emerging markets of China, India and Indonesia were offset by significant declines in Korea and the Philippines. In addition, in spite of a weak economy, a larger and more productive sales force led Japan, the Company's largest market in the segment, to finish the year with a slight increase in sales. Japan was also buoyed by a better mix of products as a result of a stronger product line up that included more higher priced items. Australia was strengthened by a sales force that grew more than 13 percent from last year-end and also increased productivity. The emerging markets continue to expand their market presence and Indonesia in particular had a substantial increase in productivity. The challenge in Korea centers on government regulatory changes aimed at the direct selling industry, which required a move to an alternate structure and commission model. These changes proved to be very disruptive to the sales force and resulted in a dramatic loss of highly productive managers. A revised compensation program will be launched in the first quarter of 2003 and the Company believes this will help to moderate the difficulties being faced but does not expect stability in the market until late in 2003. In the Philippines, the issue is a significantly lower sales force and the compounding effect of reduced activity. The Company is addressing this issue with an expanded product line, focusing on consumable products to supplement the durable nature of the traditional Tupperware line of products. The Company is also addressing this issue with efforts to expand the sales force size, activity and productivity.

Segment profit increased substantially due to a $13.1 million gain on the sale of one of the Company's manufacturing/distribution facilities in Japan that was closed as part of the re-engineering program. Excluding this gain and related costs of $2.7 million, profit declined 11 percent. Also excluding the favorable impact of foreign exchange, profit declined 15 percent. This decline was almost exclusively due to the difficulties in Korea and the Philippines discussed above. Both Japan and Australia had substantial profit increases. Australia's increase was due to the reasons mentioned above as well as an improved margin from reduced product costs. Japan benefited from expense reductions from the re-engineering actions taken earlier in the year as well as the absence of the increased fourth quarter promotional expenses incurred in 2001. The favorable foreign exchange impact on both sales and profits was due to a stronger Australian dollar and Korean won.

The IDA program, which began in the fourth quarter of 2001, continues to progress in Asia Pacific. In the fourth quarter of 2002, the segment had nearly 400 retail access points with more than a third of distributors participating as compared with about 300 open during 2001's fourth quarter. Due to differences in local customs and retail infrastructure in different markets, in addition to malls, the sites were in professional offices, independent storefronts, schools and other locations. Additionally, approximately half of the segment's access points relate to China where regulations require the Company to operate through independent storefronts.

Latin America

Sales were down significantly both including and excluding a negative foreign exchange impact due to a stronger U.S. dollar versus the Mexican peso,

Brazilian real, Venezuelan bolivar and Argentine peso. Contributing to the decline was a change in the distribution model for several markets in the segment as part of the re-engineering program. This change resulted in sales being recorded at a lower amount while also shifting some costs to the distributor resulting in no material impact to segment profit. Excluding this impact and that of negative foreign exchange, sales for the segment were down 17 percent. The segment's decline was primarily due to a weak consumer environment in Mexico. This situation led to challenges with recruiting, activity and productivity of the sales force. The total sales force in the segment was down 12 percent, primarily due to a decline in Mexico, and resulted in decreased sales volume compounded by increased discounting in an effort to maintain sales force activity and retain market share. This situation is expected to continue at least through the first half of 2003 when it is anticipated that the programs now being implemented to grow the sales force and improve activity and productivity will begin to show positive results. The late year economic shut down in Venezuela due to the political environment stopped what had been a successful year in the market. Nonetheless, Venezuela had a significant sales increase during the year.

In profits, a significant decline in Mexico resulted in a similar decline for the segment as a whole. The impact of the Mexican drop off was somewhat mitigated by the $7.7 million of costs in 2001 related to the distribution model changes referred to above. Excluding that impact, segment profit was down 72 percent. The decline in Mexico was a result of the factors discussed above as well as increased promotional spending. The increased spending is expected to continue at least through the first half of 2003 with no significant improvement in market performance. The slight foreign exchange impact on profits was due primarily to the weaker Mexican peso partially offset by the impact of the weaker Brazilian real due to the loss recorded in Brazil in 2001. As part of the re-engineering program, the Company has reconfigured its expense base to minimize the negative profit impact of the macroeconomic and political environment of Latin America, particularly in Venezuela, Brazil and Argentina.

North America

North America had a modest sales increase during the year due to an increase in the United States. The increase was due to the modification of the distribution model in the United States discussed earlier. Excluding the impact of this change, North American sales were flat with last year as a one-percent increase in the United States was offset by a significant decline in Canada due to reduced volume from a smaller and less active sales force. The disruption to the U.S. business noted in the third quarter due to an unusually high number of distributors being transitioned to the new business model continued into the fourth quarter. In addition, in October, the Company significantly expanded its relationship with Target Corporation and began selling in all Target stores in the United States. This action increased the number of outlets carrying Tupperware products to over 1,100 as compared with 82 at the end of the third quarter. Investments in product packaging are expected to impact profitability related to sales from this outlet. Additionally, this change resulted in a distraction to the sales force as they have been asked to take on additional responsibility. During 2002, the Company suspended a small pilot program with Kroger and Fry's grocery stores. The Company is providing assistance to the sales force to enable them to develop the required skill set to operate and grow in a multichannel business. While these distractions have caused short term difficulty, the Company believes that it has developed the template for the direct selling model for the future by expanding access to its products while continuing to grow the traditional party plan and are expected to contribute to a sustainable growth rate. Additionally, the business model change for United States distributors reduces distributor expenses and is allowing the Company to expand the number of distributors. During the year, the United States had a six-percent net gain in distributors after many years with minimal increases or declining numbers. This change also benefits the Company as it includes payment with order in most cases and results in reduced receivables.

The IDA program continues to grow in the United States and in 2002 represented 11 percent of total sales which was up from 7 percent last year and represented an increase of nearly 60 percent. This increase was partially offset by a decline in business-to-business sales. As noted earlier, while the Company actively pursues such sales, sales from this channel are based on reaching agreements with business partners and their product needs. Consequently, activity in one period may not be indicative of future trends. For the year, excluding the impact of the new business model change, United States traditional party plan sales were down slightly.

North American segment profit declined compared with 2001 due to a slight decline in the United States and a significant decline in Canada. The United States decline was due largely to the impact of one-time items in the fourth quarter of 2001 related to reduced accounts receivable reserves due to improved business performance and the initial transition to the modified distribution model. The Canadian decline was a result of the sales decline noted above.

BeautiControl North America

Beginning with the first quarter of 2002, the operations of BeautiControl outside North America have been included in the results of the geographic segment in which they operate. Applicable prior year amounts have been restated to reflect this change.

BeautiControl had a significant sales increase for the year. The increase is primarily a result of the strong sales force leadership development program implemented last year along with successful merchandising programs. These programs provided the basis for improved sales force productivity as well as a larger total sales force, which has increased 10 percent over 2001.

The increase in segment profit was due to a one-time benefit recorded in the third quarter of 2002 from the favorable resolution of a pre-acquisition contingency of $2.3 million. The increase also reflected an improved cost structure from the implementation of re-engineering actions and the cessation of goodwill amortization, which totaled $1.4 million in 2001. The favorable impact of these items was partially offset by higher promotional expenses from the sales force leadership program and a less favorable mix of products.

Regional Results 2001 vs. 2000

(Dollars in millions)	2001	2000	Increase (decrease) Dollar	Increase (decrease) Percent	Restated[a] (decrease) increase	(Negative) positive foreign exchange impact	Percent of total 2001	Percent of total 2000
Sales								
Europe	$ 400.4	$ 424.1	$ (23.7)	(6)%	(2)%	$ (14.0)	36%	39%
Asia Pacific	213.4	242.0	(28.6)	(12)	(1)	(26.7)	19	23
Latin America	182.6	176.2	6.4	4	8	(7.4)	16	17
North America	254.2	218.6	35.6	16	17	(0.7)	23	20
BeautiControl North America[b]	63.8	12.2	51.6	+	+	—	6	1
	$1,114.4	**$1,073.1**	**$ 41.3**	**4 %**	**9 %**	**$ (48.8)**	**100%**	**100%**
Segment Profit								
Europe	$ 74.8	$ 94.1	$ (19.3)	(20)%	(16)%	$ (4.8)	53%	58%
Asia Pacific	28.5	44.8	(16.3)	(36)	(26)	(6.0)	21	27
Latin America	15.4[c]	7.0[c]	8.4	+	64	2.4	4	5
North America	32.9	16.6	16.3	98	99	(0.1)	18	10
BeautiControl North America[b]	0.5	0.1	0.4	+	+	—	4	—
	$ 152.1	**$ 162.6**	**$ (10.5)**	**(6)%**	**(1)%**	**$ (8.5)**	**100%**	**100%**

a. 2001 actual compared with 2000 translated at 2001 exchange rates.

b. In October 2000, the Company purchased all of the outstanding shares of BeautiControl, Inc. and its results of operations have been included since the date of acquisition.

c. Includes $7.7 million and $6.3 million, in 2001 and 2000, respectively, of costs associated with the write-down of inventory and reserves for receivables related to changes in distribution models in certain countries.

\+ *Increase greater than 100 percent.*

Europe

Sales decreased slightly and segment profit decreased 16 percent in local currency. Germany and France were both down modestly for the year due to less active and productive sales forces. The events of September 11 had a negative impact on already sluggish economies and necessitated investment of gross margin and promotional spending in order to keep the sales force engaged and to protect market share. This investment had a negative impact on profitability for the year but led to a 5 percent increase in fourth quarter sales, in part reflecting incremental distributor orders in anticipation of January 2002 promotional programs and implementation of the euro currency. This investment also allowed the area to close the year with a 5 percent increase in total sales force. The drop in segment profit was also largely due to decreases in Germany and France as a result of the increased margin and promotional investments. These declines were partially offset by improvement in both Spain and the United Kingdom due largely to cost savings as a result of re-engineering actions taken previously.

During 2001, a roll out of the IDA channels began in Europe. The roll out in Europe was based on the very successful growth model of these channels in the United States; including the benefit of party and recruiting leads for the core direct selling business. During the fourth quarter of 2001, the Company had approximately 100 retail access sites open in Europe.

Asia Pacific

Asia Pacific sales declined slightly in local currency. Most of the middle and emerging markets had increases, with record sales in Malaysia/Singapore, Australia, Indonesia, India and China that were offset by reductions in Japan and Korea caused by the weak economies in both of those markets and new product programs that did not inspire the sales force and consumers to the same extent as prior years. Segment profit was down substantially in local currency due to the absence of a $4.7 million use tax abatement in 2000, which resulted from a change in legal structure, and investments of gross margin and promotional spending made in Japan and Korea to grow the sales force and to maintain activity in light of the environment. Overall, the area finished the year with a nearly 30 percent increase in total sales force. The negative foreign currency impact on both sales and segment profit was due to a weakening of most of the region's currencies, but primarily the Japanese yen and Korean won.

Like Europe, the roll out of IDA began in Asia Pacific during 2001 based upon the successful United States model. Over 300 retail access sites were open in Asia Pacific markets during the fourth quarter of 2001.

Latin America

Latin America's sales increased 9 percent and segment profit increased substantially in local currency, excluding re-engineering costs. The sales increase was from Mexico and the rest of the Northern Cone. In Mexico, good recruiting and a large sales force drove the sales, along with growth through a multicatalog, multi-category strategy. Performance in the Southern Cone was weak, reflecting the economies there. The significant profit increase reflected the higher sales along with improved cost structures in many markets reflecting the results of re-engineering actions previously taken. During 2001, the Company decided to convert the distribution model in its Brazilian market to a model similar to the other Latin American markets except Mexico. Segment profit included $7.7 million of costs related to this change, primarily from an increase in the allowance for uncollectible accounts and a write-down of inventory. The foreign currency impacts on both sales and segment profit were due primarily to a strengthening of the Mexican peso and weakening of the Brazilian real.

North America

Sales increased by 16 percent. This increase was due to improvement in the United States which came from both the core party plan business, where the total sales force was up more than 30 percent for most of the year, as well as from sales through the IDA channels. Sales from these channels were up 23 percent. Retail access points accounted for the majority of IDA sales but Internet sales contributed the largest amount of the increase. The retail access points began with mall kiosks and were expanded, in the fourth quarter, to include product display areas in all 62 SuperTarget stores as well as 25 Kroger and Fry's grocery stores in Ohio, Kentucky and Arizona. The 16 percent sales increase, along with an improved cost structure, including lower accounts receivable and inventory reserves due to the improved business, led to the 98 percent increase in segment profit. Canada had a favorable impact on both sales and profit although it did not materially impact the segment.

The U.S. sales increase also reflected the change in the business model to sell directly to the consumer and compensate the distributor with a commission on the sale, as described above. This change added 2 percentage points to the United States and North America sales increases for 2001. As of the end of the year, 25 percent of the United States distributors were on the new business model. The model change, along with the improvement in the business, resulted in the reduction of the allowance for doubtful accounts due to reduced exposure to bad debts. The reduction in the inventory reserve was due to the Company's ability to reduce inventory levels by selling previously excess inventories.

BeautiControl North America

On a stand-alone basis, comparing full year 2001 with full year 2000, North American sales increased 4 percent. In mid year, a significant leadership building promotional program was implemented to grow the number of new sales force directors, the top sales force level in the BeautiControl system. This program resulted in a significant increase in the sales force size. The small segment profit in 2001 reflected the promotional investment and the amortization of goodwill.

BeautiControl launched operations in Mexico in mid June and in the Philippines in the fourth quarter of 2001. Sales in these markets were not significant, and they generated small losses.

Financial Condition

Liquidity and Capital Resources. Working capital increased to $77.1 million as of December 28, 2002 compared with $13.8 million as of December 29, 2001 and $96.6 million as of December 30, 2000. The current ratio was 1.3 to 1 at the end of 2002 compared with 1.0 to 1 at the end of 2001 and 1.4 to 1 at the end of 2000. In 2002, working capital increased due to reduced short-term borrowings and current portion of long-term debt. This reduction was due to debt payments made from operating cash flows as well as the proceeds from the sale of facilities closed as part of the Company's re-engineering program and the sale of land held for development near the Company's Orlando, Florida headquarters. Also contributing was an increase in cash which grew subsequent to the Company paying down all of its outstanding commercial paper borrowings. The impact of these items was partially offset by a significant decline in accounts receivable reflecting increased efforts to more effectively manage outstanding receivables as well as the fact that receivables in 2001 were unusually high as discussed below and a weaker U.S. dollar.

In 2001, working capital decreased due to a higher level of current debt. Also contributing to the decrease were lower cash and inventory balances and a higher accounts payable balance. These impacts were partially offset by an increase in receivables. The higher receivables reflected sales from increased December orders in Europe in preparation for a significant promotional period in January of 2002, anticipation of the implementation of the euro currency and the expectation of inclement weather in some countries. The decrease in inventory reflected the impact of the late year sales, improvement in inventory management and the impact of a stronger U.S. dollar in 2001. As of the end of 2000, the Company classified a portion of its outstanding borrowings that were due within one year by their terms as non-current due to its ability and intent that they be outstanding throughout the succeeding twelve months. The Company's revolving line of credit, which was scheduled to expire on August 8, 2002, provided the committed ability to refinance. As of the end of 2001, all outstanding borrowings due within one year by their terms were classified as current.

On April 30, 2002, the Company entered into a $250 million line of credit agreement to replace its prior agreement. Of the $250 million total of the new agreement, $150 million expires April 29, 2005 and $100 million expires on April 28, 2003. This agreement requires the Company to meet certain financial covenants and subjects the Company to a net worth test that could restrict the Company's ability to pay dividends if adjusted consolidated net worth is insufficient to meet the requirements of this test. As of December 28, 2002, the requirement was $109.1 million and the Company's adjusted consolidated net worth was $173.4 million. The requirement is increased quarterly by 25 percent of the Company's consolidated net income in that quarter. There is no adjustment for losses. It is the Company's intention to renew all or substantially all of the $100 million portion of the agreement during 2003. As of December 28, 2002, the Company had $245.3 million available under the line of credit and $138.2 million of foreign uncommitted lines of credit. The line of credit, the foreign uncommitted lines of credit, cash generated by operating activities as well as proceeds from the Company's program to sell land for development as discussed below are expected to be adequate to finance working capital needs and capital expenditures.

The Company sells commercial paper under both U.S. dollar and euro programs to satisfy most of its short-term financing needs. This program is backed by the Company's line of credit agreement. While it has already received verbal assurances of participation from some of its lenders and anticipates no difficulties in completing negotiations and renewing all or substantially all of the portion of the line scheduled to expire April 28, 2003, if it is not able to renew the expiring portion, its commercial paper capacity would be limited to $150 million which the Company believes would be sufficient for operations. Its current credit rating for commercial paper is A2/P2, which puts the Company in a market for the sale of commercial paper that is less active than those corresponding to higher credit ratings. Additionally, a downgrade of this rating would effectively eliminate the Company's ability to sell commercial paper. On July 31, 2002, Standard and Poor's, one of the Company's debt rating agencies, revised its outlook on the Company from stable to negative. At the same time, the Company's debt ratings, including its A2 short-term corporate credit and commercial paper ratings, were affirmed. In the event a downgrade did occur, the Company would be able to draw on the committed line of credit and possibly the foreign uncommitted lines of credit.

The Company's major markets for its products are France, Germany, Mexico, Japan, Korea and the United States. A significant downturn in the economies of these markets would adversely impact the Company's ability to generate operating cash flows. Operating cash flows would also be adversely impacted by significant difficulties in the recruitment, retention and activity of the Company's independent sales force, the success of new products and promotional programs.

The total debt-to-capital ratio at the end of 2002 was 61.7 percent compared with 74.4 percent at the end of 2001. The decrease reflected the impact of reduced borrowings at the end of 2002 compared with the end of 2001 as operating cash flows as well as the proceeds generated by property sales were used to pay down the Company's debt. In addition, an increase in equity primarily due to an increase in net income and a decline in other comprehensive loss due to a generally weaker U.S. dollar contributed to the decline in the total debt-to-capital ratio.

The following summarizes the Company's contractual obligations at December 28, 2002, and the effect such obligations are expected to have on its liquidity and cash flow in future periods.

Contractual Obligations

	Total	Less than 1 year	1–3 years	3–5 years	Over 5 years
Commercial paper borrowings	$ —	$ —	$ —	$ —	$ —
Other borrowings	4.4	4.4	—	—	—
Long-term debt	272.4	15.7	1.3	100.4	155.0
Domestic pension funding	2.1	2.1	—	—	—
Non-cancelable operating lease obligations	27.0	13.0	10.6	3.1	0.3
Total contractual cash obligations	**$ 305.9**	**$ 35.2**	**$ 11.9**	**$ 103.5**	**$ 155.3**

Operating Activities. Cash provided by operating activities was $128.2 million in 2002, compared with $108.8 million in 2001 and $86.1 million in 2000. The 2002 increase was primarily due to a significant decrease in accounts receivable versus a significant increase in 2001. This impact was due to increased focus on receivables resulting in lower overdue accounts, more U.S. distributors on the new business model and the late 2001 distributor orders in Europe which increased 2001 receivables, but did not recur in 2002 at the same level, as discussed earlier. Also contributing to the increase was an increase in other cash flows during 2002 due primarily to the net favorable settlement of fair value and net equity hedges as well as the recovery of import fees on molds in Latin America. Offsetting these amounts was an increase in inventories in 2002 versus a decline in 2001. This change was also due primarily to the impact of the late 2001 distributor orders in Europe which reduced inventories. Also, offsetting the increases was a decline in payables and accruals at the end of 2002 versus an increase at the end of 2001, which largely reflected the timing of accounts payable. The 2001 increase reflected an increase in accounts payable and a decrease in inventories versus an increase in 2000. These impacts were partially offset by decreased net income and a larger increase in accounts receivable. Cash flow reflected the payment of $20.3 million, $10.8 million and $11.4 million of re-engineering costs in 2002, 2001 and 2000, respectively.

Investing Activities. For 2002, 2001 and 2000, respectively, capital expenditures totaled $46.9 million, $54.8 million and $46.3 million. The most significant individual component of capital spending was new molds. The decline in capital spending in 2002 was due to the inclusion in 2001 of expenditures related to the development of a European data center and shared service center, which was also responsible for the increase in 2001 from 2000. Capital expenditures are expected to be between $45 million and $50 million in 2003.

During 2002, as part of its re-engineering program, the Company sold its former Spanish manufacturing facility, its Convention Center complex in Orlando, Florida and one of its Japanese manufacturing/distribution facilities. All of these facilities were closed during the re-engineering program and generated combined proceeds of approximately $45 million. Also in 2002, the Company began to sell land held for development near its Orlando, Florida headquarters totaling approximately 500 acres. Sales during 2002 generated proceeds of approximately $13 million. Total proceeds from this program are expected to be between $80 and $90 million over the next 2 to 4 years.

In October 2000, the Company completed the acquisition of BeautiControl, purchasing all of the 7,231,448 common shares, for a purchase price of $7 per share. The total purchase price, net of cash acquired, was $56.3 million and included the shares acquired, settlement of in-the-money stock options as well as other transaction costs.

Dividends. During 2002, 2001 and 2000, the Company declared dividends of $0.88 per share of common stock totaling $51.3 million, $51.1 million, and $50.9 million, respectively.

Subscriptions Receivable. In October 2000, a subsidiary of the Company adopted a Management Stock Purchase Plan (the MSPP), which provides for eligible executives to purchase Company stock using full recourse loans provided by the subsidiary. Under the MSPP, in 2000, the subsidiary issued full recourse loans for $13.6 million to 33 senior executives to purchase 847,000 shares. During 2002, there were no new participants to the program and 3 participants left the Company and sold, at the current market price, 78,000 shares to the Company to satisfy loans totaling $1.3 million. During 2001, under the MSPP, 9 senior executives purchased 74,500 shares of common shares from treasury stock using loans from the subsidiary. Total loan value for this group was $1.7 million. Also, during 2001, 2 participants left the Company and sold, at the current market price, 21,000 shares to the Company to satisfy loans totaling $0.3 million. Based upon the provisions of the Sarbanes-Oxley Act of 2002, no further loans under this plan will be permitted.

In 1998, the Company made a non-recourse, non-interest bearing loan of $7.7 million (the loan) to its chairman and chief executive officer (chairman), the proceeds of which were used by the chairman to buy in the open market 400,000 shares of the Company's common stock (the shares). The shares are pledged to secure the repayment of the loan. The loan has been recorded as a subscription receivable and is due November 12, 2006, with voluntary prepayments permitted commencing on November 12, 2002. Ten percent of any annual cash bonus awards are being applied against the balance of the loan. As the loan is reduced by voluntary payments after November 12, 2002, the lien against the shares will be reduced. The subscription receivable is being reduced as payments are received. As of December 28, 2002 and December 29, 2001, the loan balance was $7.5 million.

Share Repurchases. In conjunction with the MSPP, in order to minimize the increase in the number of shares outstanding, the Company repurchased in the open market in the fourth quarter of 2000, 800,000 shares of common stock for $14.4 million, or an average of $18 per share.

Application of Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon the Company's consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of

America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported and disclosed amounts. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Allowance for Doubtful Accounts. The Company maintains current and long-term receivable amounts with most of its independent distributors. The Company regularly monitors and assesses its risk of not collecting amounts owed to it by its customers. This evaluation is based upon an analysis of amounts currently and past due along with relevant history and facts particular to the customer. It is also based upon estimates of distributor business prospects, particularly related to the evaluation of the recoverability of long-term amounts due. This evaluation is done market by market and account by account based upon historical experience, market penetration levels, access to alternative channels and similar factors. It also considers collateral of the customer that could be recovered to satisfy debts. Based upon the results of this analysis, the Company records an allowance for uncollectible accounts for this risk. This analysis requires the Company to make significant estimates, and changes in facts and circumstances could result in material changes in the allowance for doubtful accounts.

Inventory valuation. The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and the estimated market value based upon estimates of future demand. The demand is estimated based upon the historical success of product lines as well as the projected success of promotional programs, new product introductions and new markets or distribution channels. The Company prepares projections of demand on a product by product basis for all of its products. If inventory quantity exceeds projected demand, the excess inventory is written down. However, if actual demand is less than projected by management, additional inventory write-downs may be required.

Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets also are recognized for credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates applicable to taxable income in the years in which the temporary differences are expected to reverse and the credits are expected to be used. The effect on deferred tax assets and liabilities of the change in tax rates is recognized in income in the period that includes the enactment date. An assessment is made as to whether or not a valuation allowance is required to offset deferred tax assets. This assessment requires estimates as to future operating results as well as an evaluation of the effectiveness of the Company's tax planning strategies. These estimates are made based upon the Company's business plans and growth strategies in each market. This assessment is made on an ongoing basis; consequently, future material changes in the valuation allowance are possible.

Promotional and Other Accruals. The Company frequently makes promotional offers to its independent sales force to encourage them to meet specific goals or targets for sales levels, party attendance, recruiting or other business critical activities. The awards offered are in the form of cash, product awards, special prizes or trips. The cost of these awards is recorded during the period over which the sales force qualifies for the award. These accruals require estimates as to the cost of the awards based upon estimates of achievement and actual cost to be incurred. The Company makes these estimates on a market by market and program by program basis. It considers the historical success of similar programs, current market trends and perceived enthusiasm of the sales force when the program is launched. During the promotion qualification period, actual results are monitored and changes to the original estimates that are necessary are made when known. Like the promotional accruals, other accruals are recorded at a time when the liability is probable and the amount is reasonably estimable. Adjustments to amounts previously accrued are made when changes in the facts and circumstances that generated the accrual occur.

Valuation of Goodwill. The Company conducts an annual impairment test of its recorded goodwill in the second quarter of each year. Additionally, in the event of change in circumstances that would lead the Company to believe that an impairment may have occurred, a test would be done at that time as well. The Company's recorded goodwill almost exclusively relates to that generated by its acquisition of BeautiControl in October 2000. As such, the valuation of its goodwill is dependent upon the estimated fair market value of its BeautiControl operations both in North America and overseas. The Company estimates the fair value of its BeautiControl operations using discounted future cash flow estimates. Such a valuation requires the Company to make significant estimates regarding the future operations of BeautiControl and its ability to generate cash flows including projections of revenue, costs, utilization of assets and capital requirements. It also requires estimates in allocating the goodwill to the different segments that include BeautiControl operations, BeautiControl North America, Latin America and Asia Pacific. Lastly, it requires estimates as to the appropriate discounting rates to be used. The results of the 2002 review, indicated fair values well in excess of the carrying values of the respective business operations. The most sensitive estimate in this evaluation is the projection of operating cash flows as these provide the basis for the fair market valuation. If operating cash flows were to be 20 percent worse than projected, the Company would still have no goodwill impairment in any segment. If operating cash flows were to be 40 percent worse than projected, the Company would need to calculate a potential impairment as it relates to BeautiControl operations in North America and Asia Pacific. A significant impairment would have an adverse impact on the Company's net income and could result in a lack of compliance with the Company's debt covenants.

Retirement Obligations. The Company's employee pension and other post-employment benefits (health care) costs and obligations are dependent on its assumptions used by actuaries in calculating such amounts. These assumptions include health care cost trend rates, salary growth, long-term return on plan assets, discount rates and other factors. The health care cost trend assumptions are based upon historical results, near-term outlook and an assessment of long-term trends. The salary growth assumptions reflect the Company's historical experience and outlook. The long-term return on plan assets are based upon historical results of the plan and investment market overall as well as the Company's belief as to the future returns to be earned over the life of the plans. This discount rate is based upon current yields of AA rated corporate long-term bond yields. These assumptions can have a material impact on the Company's financial results. For example, a 1 percentage point increase in the Company's health care cost trend rate would have resulted in a $0.4 million decrease in the Company's pretax earnings for the year and a $4.3 million increase in its obligation. For each percentage point change in the domestic pension long-term rate of return assumption, pretax earnings would change by approximately $0.2 million. The Company's key assumptions are indicated in Note 12 to the consolidated financial statements.

Impact of Inflation

Inflation as measured by consumer price indices has continued at a low level in most of the countries in which the Company operates.

Market Risk

One of the Company's market risks is its exposure to the impact of interest rate changes. The Company has elected to manage this risk through the maturity structure of its borrowings, interest rate swaps and the currencies in which it borrows. If short-term interest rates varied by 10 percent, the Company's interest expense for 2002 would have been impacted by approximately $0.4 million. The above calculations are based upon the Company's 2002 debt mix. Under its present policy, the Company has set a target, over time, of having approximately half of its borrowings with extended terms. However, to take advantage of current low rates, the Company elected to close its fixed to floating interest rate swaps, as discussed earlier, and effectively lock in the lower rates by capitalizing and amortizing gains realized on the swap terminations over the remaining lives of the associated debt. This action eliminates potential future benefits from lower rates but also reduces the Company's exposure to higher rates.

A significant portion of the Company's sales and profits come from its international operations. Although these operations are geographically dispersed, which partially mitigates the risks associated with operating in particular countries, the Company is subject to the usual risks associated with international operations. These risks include local political and economic environments, and relations between foreign and U.S. governments.

Another economic risk of the Company, which is associated with its operating internationally, is exposure to fluctuations in foreign currency exchange rates on the earnings, cash flows and financial position of the Company's international operations. The Company is not able to project in any meaningful way the possible effect of these fluctuations on translated amounts or future earnings. This is due to the Company's constantly changing exposure to various currencies, the fact that all foreign currencies do not react in the same manner in relation to the U.S. dollar and the large number of currencies involved, although the Company's most significant exposure is to the euro.

Although this currency risk is partially mitigated by the natural hedge arising from the Company's local manufacturing in many markets, a strengthening U.S. dollar generally has a negative impact on the Company. In response to this fact, the Company uses financial instruments, such as forward contracts, to hedge its exposure to certain foreign exchange risks associated with a portion of its investment in international operations. In addition to hedging against the balance sheet impact of changes in exchange rates, the hedge of investments in international operations also has the effect of hedging a portion of the cash flows from those operations. The Company also hedges with these instruments certain other exposures to various currencies arising from non-permanent intercompany loans and firm purchase commitments. Further, beginning in the first quarter of 2002, the Company initiated a strategy to hedge the annual translation impact of foreign exchange fluctuations between the U.S. dollar and the euro, Japanese yen, Korean won and Mexican peso. This hedging program does not eliminate the impact of changes in exchange rates on the year-over-year comparison of net income, but makes the impact more predictable. In the fourth quarter of 2002, the Company discontinued this program related to the Mexican peso as declines in the Company's Mexican operations and increased relative interest costs resulted in the predictability offered by the program no longer outweighing the economic costs. The cessation resulted in immediately recognizing $1.2 million of gains previously deferred in other comprehensive income as hedged transactions were no longer going to occur. It is also the Company's intention to discontinue the program with respect to the other currencies as well when the contracts currently in place mature at the end of 2003. No new contracts will be entered into.

New Pronouncements

In July 2001, The Financial Accounting Standards Board (the Board) issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets", which supersedes Accounting Principles Board Opinion No. 17, "Intangible Assets". This statement addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Beginning with fiscal year 2002, the Company no longer amortizes its goodwill, but evaluates it for impairment at least annually. The transition impairment review was completed in the second quarter of 2002 and no impairment charge was necessary. This date will also serve as the Company's period for annual impairment testing going forward. The Company expects a modest ongoing benefit from the elimination of goodwill amortization. The Company has no other intangible assets impacted by this statement. Goodwill amortization totaled $1.4 million and $0.2 million in 2001 and 2000 respectively. Excluding the amortization, net income would have been $62.5 million, or $1.06 per diluted share, and $75.1 million, or $1.30 per diluted share, for 2001 and 2000, respectively.

The Board also issued, in August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement, which is effective for fiscal years beginning after December 15, 2001, addresses financial accounting and reporting for the impairment of long-lived assets, excluding goodwill and intangible assets, to be held and used or disposed of. The Company adopted this pronouncement in the first quarter of 2002, with no material impact.

In February 2002, the Emerging Issues Task Force issued EITF 01-9, "Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor's Products)". The pronouncement requires that cash consideration, including sales incentives, given by a vendor to a customer be presumed to be a reduction of the selling prices of the vendor's products or services and, therefore, characterized as a reduction of revenue when recognized in the vendor's income statement. The Company adopted this pronouncement in the first quarter of 2002 with no material impact.

In July 2002, the Board issued SFAS No. 146, "Accounting for Exit or Disposal Activities", which addresses significant issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal costs under EITF 94-3, "Accounting for Restructuring Charges". SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. This standard will impact the timing of recognition of any re-engineering or similar types of costs related to actions begun after adoption of this standard. The Company intends to adopt this standard in fiscal 2003.

In November 2002, the Board issues FASB Interpretation No. (FIN) 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of SFAS No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34". FIN 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies", relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. Disclosure provisions of FIN 45 are effective for interim or annual periods that end after December 15, 2002. Provisions for initial recognition and measurement of a liability are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The Company has adopted the disclosure provisions without impact and does not expect a material impact under the initial recognition and measurement provisions.

In December 2002, the Board issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FAS 123" which amends SFAS No. 123 "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement was effective for fiscal years ending after December 15, 2002 and was adopted by the Company in fiscal year 2002. The Company has announced that it would adopt the fair-value-based method of accounting for stock options under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", effective with fiscal year 2003. This change, which will be treated prospectively as permitted under SFAS No. 148, is expected to have a minimal impact on 2003 net income and grow to an annual impact of five to six cents per share over three years as the cost is phased in over the vesting period and new grants are made.

The Company adopted the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAS 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities", as of the beginning of its 2001 fiscal year. These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation of the hedge exposure. Depending on how the hedge is used and the designation, the gain or loss due to changes in fair value is reported either in earnings or in other comprehensive loss. Adoption of the statements had no significant impact on the accounting treatment and financial results related to the hedging programs the Company has undertaken.

Following is a listing of the Company's outstanding derivative financial instruments as of December 28, 2002 and December 29, 2001:

Forward Contracts

	2002			2001		
(Dollars in millions)	**Buy**	**Sell**	**Weighted average contract rate of exchange**	**Buy**	**Sell**	**Weighted average contract rate of exchange**
Euro with U.S. dollars	$ 103.5		1.0257	$ 36.5		0.8945
Swiss francs with U.S. dollars	69.6		1.4240	40.7		1.6313
Mexican pesos with U.S. dollars	64.8		10.7596	35.0		9.7443
Japanese yen with U.S. dollars	24.6		121.0580	8.5		129.3753
South Korean won with U.S. dollars	17.4		1,229.5250	13.3		1.321.5447
Australian dollars with U.S. dollars	10.2		0.5646	20.2		0.5077
Singapore dollars with U.S. dollars	7.4		1.7440	5.4		1.8362
Danish krona with U.S. dollars	7.0		7.2526	3.3		8.3055
Philippine pesos with U.S. dollars	—		—	2.2		53.1646
Hong Kong dollars with U.S. dollars	—		—	1.7		7.7970
Venezuelan bolivar with U.S. dollars	1.7		1,487.5000	—		—
Euro for U.S. dollars		$ 135.3	0.9785		$ 68.6	0.8971
Japanese yen for U.S. dollars		60.0	120.1122		56.2	120.4819
Mexican pesos for U.S. dollars		28.6	10.1688		13.0	9.3197
British pounds for U.S. dollars		—	—		6.4	1.4415
Swiss francs for U.S. dollars		24.7	1.4258		3.2	1.6541
South Korean won for U.S. dollars		5.0	1,286.6132		—	—
Brazilian reals for U.S. dollars		—	—		2.8	2.5150
Australian dollars for U.S. dollars		—	—		2.3	0.5123
Philippine pesos for U.S. dollars		1.1	54.2833		2.0	52.3560
Other currencies	6.3	6.8	Various	4.1	7.9	Various
	$ 312.5	**$ 261.5**		**$ 170.9**	**$ 162.4**	

With the exception of an interest rate swap agreement, the Company's derivative financial instruments at December 28, 2002 and December 29, 2001, consisted solely of the financial instruments summarized above and mature within 12 months. Related to the forward contracts, the "buy" amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies and the "sell" amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies, all translated at the year-end market exchange rates for the U.S. dollar. All forward contracts are hedging cross-currency inter-company loans that are not permanent in nature or firm purchase commitments.

At December 28, 2002, the Company had an interest rate swap agreement in place with a notional amount of 6.7 billion Japanese yen that matures on January 24, 2007. The Company pays a fixed rate payment of 0.63 percent semi annually and receives a Japanese yen floating rate based on the LIBOR rate which is determined two days before each interest payment date. This agreement converts the variable interest rate implicit in the Company's rolling net equity hedges in Japan to a fixed rate. While the Company believes that this agreement provides a valuable economic hedge, it does not qualify for hedge accounting treatment. Accordingly, gains or losses resulting from this agreement are recorded as a component of net interest expense as incurred.

At December 29, 2001, the Company had an interest rate swap in place with a notional amount of $75.0 million that was scheduled to mature on July 15, 2011 and converted half of the Company's $150.0 million notes due in 2011 from fixed to floating rate debt. The Company paid a variable rate of LIBOR plus 1.97 percent and received a fixed rate payment of 7.91 percent at dates consistent with interest payment dates of the notes. Effective July 30, 2002, the Company terminated this swap agreement, along with another agreement with a notional amount of $50 million that was entered into earlier in the year and converted half of the Company's $100.0 million notes due in 2006 from fixed to floating rate debt. The Company realized gains of approximately $3.3 million and $1.7 million, respectively. These gains were capitalized as a part of the debt and are being amortized as a reduction of interest expense over the remaining lives of the related debt, approximately 4 and 9 years, respectively. In the fourth quarter of 2001, the Company terminated a swap related to the other $75.0 million of the notes due in 2011 and realized a net gain of $5.4 million. This gain was also capitalized as a part of the debt and is being amortized as reduction of interest expense over the remaining life of the debt of approximately 9 years.

Forward-Looking Statements

Certain written and oral statements made or incorporated by reference from time to time by the Company or its representatives in this report, other reports, filings with the Securities and Exchange Commission, press releases, conferences or otherwise are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Investors should also be aware that while the Company does, from time to time, communicate with securities analysts, it is against the Company's policy to disclose to them any material non-public information or other confidential commercial information. Accordingly, it should not be assumed that the Company agrees with any statement or report issued by any analyst irrespective of the content of the confirming financial forecasts or projections issued by others.

Statements contained in this report that are not based on historical facts are forward-looking statements. Risks and uncertainties may cause actual results to differ materially from those projected in forward-looking statements. The risks and uncertainties include successful recruitment, retention and activity levels of the Company's independent sales force; success of new products and promotional programs; the ability to obtain all government approvals on land development; the success of buyers in attracting tenants for commercial development; economic and political conditions generally and foreign exchange risk in particular; disruptions with the integrated direct access strategies; integration of BeautiControl; and other risks detailed in the Company's report on Form 8-K dated April 10, 2001, as filed with the Securities and Exchange Commission.

Consolidated Statements of Income

(In millions, except per share amounts)	Year Ended December 28, 2002	December 29, 2001	December 30, 2000
Sales and other income:			
Net sales	$ 1,103.5	$ 1,114.4	$ 1,073.1
Other income	49.4	0.6	—
Interest income	2.2	2.9	1.9
Total sales and other income	**1,155.1**	**1,117.9**	**1,075.0**
Costs and expenses:			
Cost of products sold	362.6	374.0	358.4
Delivery, sales and administrative expense	625.2	610.4	578.4
Interest expense	24.0	24.6	22.9
Re-engineering and impairment charges	20.8	24.8	12.5
Other expense	5.1	1.9	1.7
Total costs and expenses	**1,037.7**	**1,035.7**	**973.9**
Income before income taxes	117.4	82.2	101.1
Provision for income taxes	27.3	20.7	26.2
Net income	**$ 90.1**	**$ 61.5**	**$ 74.9**
Net income per common share:			
Basic	**$ 1.55**	**$ 1.06**	**$ 1.30**
Diluted	**$ 1.54**	**$ 1.04**	**$ 1.29**

See Notes to the Consolidated Financial Statements.

Consolidated Balance Sheets

(Dollars in millions, except per share amounts)	**Dec. 28, 2002**	**Dec. 29, 2001**
Assets		
Cash and cash equivalents	$ 32.6	$ 18.4
Accounts receivable, less allowances of $36.6 million in 2002 and $31.5 million in 2001	103.2	133.3
Inventories	148.2	132.2
Deferred income tax benefits, net	44.1	43.8
Prepaid expenses and other	32.0	38.4
Total current assets	**360.1**	**366.1**
Deferred income tax benefits, net	124.8	133.6
Property, plant and equipment, net	228.9	228.5
Long-term receivables, net of allowances of $12.4 million in 2002 and $13.2 million in 2001	39.6	31.3
Goodwill, net of accumulated amortization of $1.6 million in 2002 and 2001	56.2	56.2
Other assets, net	21.0	30.0
Total assets	**$ 830.6**	**$ 845.7**
Liabilities and Shareholders' Equity		
Accounts payable	$ 89.3	$ 96.5
Short-term borrowings and current portion of long-term debt	21.2	91.6
Accrued liabilities	172.5	164.2
Total current liabilities	**283.0**	**352.3**
Long-term debt	265.1	276.1
Accrued post-retirement benefit cost	35.7	36.4
Other liabilities	69.3	54.3
Commitments and contingencies (Note 15)		
Shareholders' equity:		
Preferred stock, $0.01 par value, 200,000,000 shares authorized; none issued	—	—
Common stock, $0.01 par value, 600,000,000 shares authorized; 62,367,289 shares issued	0.6	0.6
Paid-in capital	22.8	22.0
Subscriptions receivable	(21.2)	(22.5)
Retained earnings	535.3	501.0
Treasury stock, 4,006,381 and 4,232,710 shares in 2002 and 2001, respectively, at cost	(110.2)	(117.1)
Unearned portion of restricted stock issued for future service	(0.1)	(0.2)
Accumulated other comprehensive loss	(249.7)	(257.2)
Total shareholders' equity	**177.5**	**126.6**
Total liabilities and shareholders' equity	**$ 830.6**	**$ 845.7**

See Notes to the Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity and Comprehensive

(In millions, except per share amounts)	Common Stock Shares	Common Stock Dollars	Treasury Stock Shares	Treasury Stock Dollars	Paid-in capital
December 25, 1999	**62.4**	**$ 0.6**	**4.7**	**$(140.2)**	**$ 20.3**
Net income					
Other comprehensive loss:					
Foreign currency translation adjustments					
Net equity hedge gain, net of tax provision of $3.3 million					
Comprehensive income					
Cash dividends declared ($0.88 per share)					
Acquisition of BeautiControl, Inc.					1.0
Stock issued under Management Stock Purchase Plan			(0.8)	25.5	
Purchase of treasury stock			0.8	(14.4)	
Payments of subscription receivable					
Earned restricted stock, net					
Stock issued for incentive plans and related tax benefits			(0.2)	3.6	0.4
December 30, 2000	**62.4**	**0.6**	**4.5**	**(125.5)**	**21.7**
Net income					
Other comprehensive loss:					
Foreign currency translation adjustments					
Net equity hedge gain, net of tax provision of $2.3 million					
Comprehensive income					
Cash dividends declared ($0.88 per share)					
Stock issued under Management Stock Purchase Plan				1.5	
Payments of subscriptions receivable					
Earned restricted stock, net					
Stock issued for incentive plans and related tax benefits			(0.3)	6.9	0.3
December 29, 2001	**62.4**	**0.6**	**4.2**	**(117.1)**	**22.0**
Net income					
Other comprehensive income:					
Foreign currency translation adjustments					
Minimum pension liability, net of tax benefit of $2.2 million					
Net equity hedge loss, net of tax benefit of $1.0 million					
Deferred loss on cash flow hedges					
Comprehensive income					
Cash dividends declared ($0.88 per share)					
Payments of subscriptions receivable					
Earned restricted stock, net					
Stock issued for incentive plans and related tax benefits			(0.2)	6.9	0.8
December 28, 2002	**62.4**	**$ 0.6**	**4.0**	**$(110.2)**	**$ 22.8**

See Notes to the Consolidated Financial Statements.

Income

Subscriptions receivable	Retained earnings	Unearned portion of restricted stock issued for future service	Accumulated other comprehensive loss	Total shareholders' equity	Comprehensive income
$ (7.7)	**$484.0**	**$(0.6)**	**$(211.1)**	**$145.3**	
	74.9			74.9	$ 74.9
			(39.1)	(39.1)	(39.1)
			5.2	5.2	5.2
					$ 41.0
	(50.9)			(50.9)	
				1.0	
(13.6)	(11.8)			0.1	
				(14.4)	
0.1				0.1	
		0.2		0.2	
	(2.5)			1.5	
(21.2)	**493.7**	**(0.4)**	**(245.0)**	**123.9**	
	61.5			61.5	$ 61.5
			(15.7)	(15.7)	(15.7)
			3.5	3.5	3.5
					$ 49.3
	(51.1)			(51.1)	
(1.7)	(0.3)			(0.5)	
0.4				0.4	
		0.2		0.2	
	(2.8)			4.4	
(22.5)	**501.0**	**(0.2)**	**(257.2)**	**126.6**	
	90.1			90.1	$ 90.1
			17.4	17.4	17.4
			(3.4)	(3.4)	(3.4)
			(1.6)	(1.6)	(1.6)
			(4.9)	(4.9)	(4.9)
					$ 97.6
	(51.3)			(51.3)	
1.3				1.3	
		0.1		0.1	
	(4.5)			3.2	
$(21.2)	**$535.3**	**$(0.1)**	**$(249.7)**	**$177.5**	

Consolidated Statements of Cash Flows

(In millions)	Year Ended Dec. 28, 2002	Dec. 29, 2001	Dec. 30, 2000
Operating activities:			
Net income	$ 90.1	$ 61.5	$ 74.9
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	48.8	49.9	52.1
(Gain) loss on sale of assets	(46.9)	0.9	3.3
Foreign exchange loss, net	—	—	0.3
Non-cash impact of re-engineering and impairment costs	1.6	16.1	13.2
Changes in assets and liabilities:			
Decrease (increase) in accounts and notes receivable	34.0	(31.1)	(9.3)
(Increase) decrease in inventories	(6.6)	4.5	(17.9)
(Decrease) increase in accounts payable and accrued liabilities	(7.7)	10.5	(21.2)
(Decrease) increase in income taxes payable	(3.8)	7.8	2.7
Decrease (increase) in net deferred income taxes	7.3	(12.3)	(13.8)
Other, net	11.4	1.0	1.8
Net cash provided by operating activities	128.2	108.8	86.1
Investing activities:			
Capital expenditures	(46.9)	(54.8)	(46.3)
Proceeds from disposal of property, plant and equipment	61.3	—	—
Purchase of BeautiControl, Inc., net of cash acquired	—	—	(56.3)
Net cash provided by (used in) investing activities	14.4	(54.8)	(102.6)
Financing activities:			
Dividend payments to shareholders	(51.2)	(51.0)	(50.8)
Payments to acquire treasury stock	—	—	(14.4)
Payment of long-term debt	—	—	(15.0)
Proceeds from private placement debt issuance	—	148.8	—
Proceeds from exercise of stock options	4.6	3.7	1.0
Proceeds from payments of subscriptions receivable	1.3	0.4	0.1
Net (decrease) increase in short-term debt	(86.8)	(168.8)	105.5
Net cash (used in) provided by financing activities	(132.1)	(66.9)	26.4
Effect of exchange rate changes on cash and cash equivalents	3.7	(1.3)	(1.7)
Net increase (decrease) in cash and cash equivalents	14.2	(14.2)	8.2
Cash and cash equivalents at beginning of year	18.4	32.6	24.4
Cash and cash equivalents at end of year	$ 32.6	$ 18.4	$ 32.6
Supplemental disclosure:			
Treasury shares sold for notes receivable	$ —	1.7	$ 13.6

See Notes to the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

Principles of Consolidation. The consolidated financial statements include the accounts of Tupperware Corporation and all of its subsidiaries (Tupperware, the Company). All significant intercompany accounts and transactions have been eliminated. The Company's fiscal year ends on the last Saturday of December. Fiscal years 2002 and 2001 consisted of 52 weeks compared with 53 weeks in 2000.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. As of December 28, 2002 and December 29, 2001, $8.4 million and $10.0 million, respectively, of the cash and cash equivalents included on the consolidated balance sheets were held in the form of time deposits, certificates of deposit, high grade commercial paper, or similar instruments.

Allowance for Doubtful Accounts. The Company maintains current and long-term receivable amounts with most of its independent distributors. The Company regularly monitors and assesses its risk of not collecting amounts owed to it by its customers. This evaluation is based upon an analysis of amounts currently and past due along with relevant history and facts particular to the customer. It is also based upon estimates of distributor business prospects, particularly related to the evaluation of the recoverability of long-term amounts due. This evaluation is done market by market and account by account based upon historical experience, market penetration levels, access to alternative channels and similar factors. It also considers collateral of the customer that could be recovered to satisfy debts. Based upon the results of this analysis, the Company records an allowance for uncollectible accounts for this risk. This analysis requires the Company to make significant estimates and as such, changes in facts and circumstances could result in material changes in the allowance for doubtful accounts. Bad debt expense totaled $10.2 million, $13.4 million and $13.9 million in 2002, 2001 and 2000, respectively.

Inventories. Inventories are valued at the lower of cost or market. Inventory cost includes cost of raw material, labor and overhead. Domestic Tupperware inventories, approximately 16 percent and 17 percent of consolidated inventories at December 28, 2002 and December 29, 2001, respectively, are valued on the last-in, first-out (LIFO) cost method. The first-in, first-out (FIFO) cost method is used for the remaining inventories. If inventories valued on the LIFO method had been valued using the FIFO method, they would have been $10.7 million and $11.2 million higher at the end of 2002 and 2001, respectively. The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and the estimated market value based upon estimates of future demand. The demand is estimated based upon the historical success of product lines as well as the projected success of promotional programs, new product introductions and new markets or distribution channels. The Company prepares projections of demand on a product by product basis for all of its products. If inventory quantity exceeds projected demand, the excess inventory is written down. However, if actual demand is less than projected by management, additional inventory write-downs may be required.

Internal Use Software Development Costs. The Company capitalizes internal use software development costs as they are incurred and amortizes such costs over their estimated useful lives of three to five years beginning when the software is placed in service. These costs are included in property, plant and equipment. Net unamortized costs included in property, plant and equipment were $9.3 million and $7.3 million at December 28, 2002 and December 29, 2001, respectively.

Property, Plant and Equipment. Property, plant and equipment is initially stated at cost. Depreciation is determined on a straight-line basis over the estimated useful lives of the assets. Generally, the estimated useful lives are 10 to 45 years for buildings and improvements and 3 to 20 years for machinery and equipment. Upon the sale or retirement of property, plant and equipment, a gain or loss is recognized equal to the difference between sales price and net book value. Expenditures for maintenance and repairs are charged to expense.

In August 2001, The Financial Accounting Standards Board (the Board) issued Statement of Financial Accounting Standards (SFAS) No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"*. This statement, which was effective for fiscal year 2002, addresses financial accounting and reporting for the impairment of long-lived assets, excluding goodwill and intangible assets, to be held and used or disposed of. The Company adopted this pronouncement in the first quarter of 2002, with no material impact.

Goodwill. Goodwill represents the excess of cost over the fair value of net assets acquired.

In July 2001, the Board issued SFAS No. 142, "Goodwill and Other Intangible Assets", which superseded Accounting Principles Board Opinion No. 17, "Intangible Assets". This statement addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Beginning with fiscal year 2002, the Company no longer amortizes its goodwill, but evaluates it for impairment at least annually. The transition impairment review was completed in the second quarter of 2002 and no impairment charge was necessary. This date will also serve as the Company's period for the annual impairment testing going forward. The goodwill recorded on the Company's balance sheet at December 28, 2002 was largely included in the BeautiControl North America segment, approximately $38.7 million, with smaller amounts included in the Latin America and Asia Pacific segments. The Company has no other intangible assets impacted by this statement. Goodwill amortization totaled $1.4 million and $0.2 million in 2001 and 2000 respectively. Excluding the amortization, net income would have been $62.5 million, or $1.06 per diluted share, and $75.1 million, or $1.30 per diluted share, for 2001 and 2000, respectively.

Promotional and Other Accruals. The Company frequently makes promotional offers to its independent sales force to encourage them to fulfill specific goals or targets for sales levels, party attendance, recruiting or other business-critical functions. The awards offered are in the form of cash, product awards, special prizes or trips. The costs of these awards are recorded during the period over which the sales force qualifies for the award. These accruals require estimates as to the cost of the awards based upon estimates of achievement and actual cost to be incurred. During the qualification period, actual results are monitored and changes to the original estimates that are necessary are made when known.

Like the promotional accruals, other accruals are recorded at the time when the liability is probable and the amount is reasonably estimable. Adjustments to amounts previously accrued are made when changes in the facts and circumstances that generated the accrual occur. Tupperware" brand products are guaranteed by Tupperware against chipping, cracking, breaking or peeling under normal non-commercial use for the lifetime of the product. The cost of replacing defective products is not material.

Revenue Recognition. Revenue is recognized when goods are shipped to customers and the risks and rewards of ownership have passed to the customer who, in most cases, is one of the Company's independent distributors. When revenue is recorded, estimates of returns are made and recorded as a reduction of revenue. Discounts earned based on promotional programs in place, volume of purchases or other factors are also estimated at the time of revenue recognition and recorded as a reduction of that revenue.

In February 2002, the Emerging Issues Task Force issued EITF 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)". The pronouncement requires that cash consideration, including sales incentives, given by a vendor to a customer be presumed to be a reduction of the selling prices of the vendor's products or services and, therefore, characterized as a reduction of revenue when recognized in the vendor's income statement. The Company adopted this pronouncement in the first quarter of 2002 with no material impact.

Shipping and Handling Costs. Fees billed to customers associated with shipping and handling are classified as revenue, and related costs are classified as delivery, sales and administrative expenses. Costs associated with shipping and handling activities, comprised of outbound freight and associated labor costs, were $70.7 million, $69.6 million and $70.0 million in 2002, 2001 and 2000, respectively.

Advertising and Research and Development Costs. Advertising and research and development costs are charged to expense as incurred. Advertising expense totaled $5.3 million, $5.9 million and $5.9 million in 2002, 2001 and 2000, respectively. Research and development costs totaled $12.0 million, $13.2 million and $12.8 million, in 2002, 2001 and 2000, respectively. Research and development expenses primarily include salaries, contractor costs and facility costs.

Accounting for Stock-Based Compensation. The Company has several stock-based employee and director compensation plans, which are described more fully in Note 13. The Company accounts for those plans under the intrinsic value recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. Compensation expense associated with restricted stock grants is equal to the market value of the shares on the date of grant and is recorded pro rata over the required holding period. Compensation expense associated with restricted stock grants was not significant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", to stock-based compensation.

	2002	2001	2000
Net income, as reported	$ 90.1	$ 61.5	$ 74.9
Deduct: Total stock-based compensation expense determined under fair-value-based method for all awards, net of related tax effects	(7.0)	(6.6)	(5.6)
Pro forma net income	**$ 83.1**	**$ 54.9**	**$ 69.3**
Earnings per share:			
Basic — as reported	**$ 1.55**	**$ 1.06**	**$ 1.30**
Basic — pro forma	**$ 1.43**	**$ 0.95**	**$ 1.20**
Diluted — as reported	**$ 1.54**	**$ 1.04**	**$ 1.29**
Diluted — pro forma	**$ 1.42**	**$ 0.93**	**$ 1.19**

The fair value of the stock option grants was estimated using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 3.5 percent for 2002, 2001 and 2000 grants; expected volatility of 27.5 percent for 2002 and 40 percent for 2001 and 2000; risk-free interest rates of 3.5 percent for 2002, 4.2 percent for 2001 and 5.9 percent for 2000; and expected lives of 8 years for 2002 and 5 years for 2001 and 2000.

In December 2002, the Board issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FAS 123", which amends SFAS No. 123 "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123. This statement was effective for fiscal years ending after December 15, 2002 and was adopted by the Company in fiscal year 2002. The Company announced that it would adopt the fair-value-based method of accounting for stock options under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", effective with fiscal year 2003. This change, under which new grants will be accounted for at fair value as permitted under SFAS No. 148, is expected to have a minimal impact on 2003 net income.

Accounting for Exit or Disposal Activities. In July 2002, the Board issued SFAS No. 146, "Accounting for Exit or Disposal Activities", which addresses significant issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal costs under EITF 94-3. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002 with early application encouraged. This standard will impact the timing of recognition of any re-engineering or similar types of costs related to actions begun after adoption of this standard. The Company will adopt this standard in fiscal 2003.

Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets also are recognized for credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates applicable to taxable income in the years in which the temporary differences are expected to reverse and the credits are expected to be used. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. An assessment is made as to whether or not a valuation allowance is required to offset deferred tax assets. This assessment requires estimates as to future operating results as well as an evaluation of the effectiveness of the Company's tax planning strategies. These estimates are made based upon the Company's business plans and growth strategies in each market. This assessment is made on an ongoing basis, and consequently, future material changes in the valuation allowance are possible.

Net Income Per Common Share. The financial statements include "basic" and "diluted" per share information. Basic per share information is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted per share information is calculated by also considering the impact of potential common stock on both net income available to common shareholders and the weighted average number of shares outstanding. The Company's potential common stock consists of employee and director stock options and restricted stock. The common stock elements of the earnings per share computations are as follows:

	2002	2001	2000
Weighted average number of shares used in the basic earnings per share computation	58.2	58.0	57.7
Differences in the computation of basic and diluted earnings per share:			
Potential common stock included in diluted earnings per share	0.5	0.9	0.3
Potential common stock excluded in diluted earnings per share because inclusion would have been anti-dilutive	5.4	4.3	7.1

Derivative Financial Instruments. The Company uses derivative financial instruments, principally over-the-counter forward exchange contracts and local currency options with major international financial institutions, to offset the effects of exchange rate changes on net investments in certain foreign subsidiaries, forecasted purchase commitments and certain intercompany loan transactions. Gains and losses on instruments designated as hedges of net investments in a foreign subsidiary or intercompany transactions that are permanent in nature are accrued as exchange rates change, and are recognized in shareholders' equity, as foreign currency translation adjustments. Forward points associated with these net investment hedges are included in interest expense. Gains and losses on contracts designated as hedges of intercompany transactions that are not permanent in nature are accrued as exchange rates change and are recognized in income. Gains and losses on contracts designated as hedges of identifiable foreign currency firm commitments are deferred and included in the measurement of the related foreign currency transaction. Contracts hedging non-permanent intercompany transactions and identifiable foreign currency firm commitments are held to maturity. See Note 7 to the consolidated financial statements.

Effective December 31, 2000, the Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require that an entity recognize all derivative instruments as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge. The accounting for changes in fair value of a derivative accounted for as a hedge depends on the intended use of the derivative and the resulting designation of the hedged exposure. Depending on how the hedge is used and the designation, the gain or loss due to changes in fair value is reported either in earnings or in other comprehensive loss. Gains or losses that are reported in other comprehensive income eventually are recognized in income; however, the timing of this recognition is governed by SFAS 133 and SFAS 138. The adoption of these statements had no significant impact on the accounting treatment and financial results related to the hedging programs of the Company and did not result in a cumulative effect adjustment.

Foreign Currency Translation. Results of operations for foreign subsidiaries are translated into U.S. dollars using the average exchange rates during the year. The assets and liabilities of those subsidiaries, other than those of operations in highly inflationary countries, are translated into U.S. dollars using exchange rates at the balance sheet date. The related translation adjustments are included in "Accumulated other comprehensive loss." Foreign currency transaction gains and losses, as well as translation of financial statements of subsidiaries in highly inflationary countries, are included in income.

Reclassifications. Certain prior year amounts have been reclassified on the consolidated financial statements to conform with current year classifications.

Note 2: Acquisition

In October 2000, the Company completed the acquisition of BeautiControl, Inc. (BeautiControl), by purchasing all of the 7,231,448 common shares outstanding for a purchase price of $7 per share. BeautiControl is a party plan direct seller that markets premium cosmetics and skin care products through a highly trained independent sales force in North America. The total purchase price, net of cash acquired, was $56.3 million and included shares acquired, settlement of in-the-money stock options and other transaction costs. The Company also assumed $5.6 million of debt. The acquisition has been accounted for under the purchase method of accounting, and the results of operations of BeautiControl have been included in the consolidated financial statements since October 18, 2000. The total cost of the acquisition was allocated to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values. In connection with the acquisition plan, the Company closed BeautiControl's Taiwan and Hong Kong subsidiaries, discontinued its Eventus nutritional supplement product line and capitalized an associated $5.0 million of costs as part of the acquisition cost. Goodwill recorded in connection with the transaction was $55.0 million and was being amortized over 40 years using the straight-line method. As a result of the adoption of SFAS No. 142, goodwill amortization ceased as of the end of fiscal 2001. In 2002, the Company favorably resolved a pre-acquisition contingency and recorded $2.3 million in income. On a pro forma basis, if the acquisition had occurred January 1, 2000, the results of BeautiControl would not have had a material impact on consolidated results in 2000.

Note 3: Re-engineering Program

In 1999, the Company announced a re-engineering program designed to improve segment profit return on sales through improved organizational alignment, a higher gross margin percentage and reduced operating expenses. Pretax costs incurred in the re-engineering and impairment charges caption by category are as follows (in millions):

	2002	2001	2000
Severance	$ 16.6	$ 6.6	$ 3.1
Asset impairment	1.3	14.4	7.6
Other	2.9	3.8	1.8
Total re-engineering and impairment charges	**$ 20.8**	**$ 24.8**	**$12.5**

Severance costs relate to approximately 340, 220 and 115 employees whose positions were eliminated in 2002, 2001 and 2000, respectively. Actions taken to eliminate these positions resulted from the decisions to consolidate European operations related to finance, marketing and information technology and the establishment of regional areas in 2002; to downsize European, Latin American, and Japanese manufacturing operations in 2002; to downsize marketing operations in Mexico, Japan, the United Kingdom and BeautiControl in 2002; to change distributor models in Latin America in 2001 and 2000; to downsize the corporate office and restructure Brazilian manufacturing and distribution operations in 2001 and to close the Argentine distribution center in 2000.

The asset impairments were the result of downsizing the Japanese marketing and manufacturing operations in 2002, a decision to reduce the number of data centers and systems, primarily in Europe, in 2001, as well as the Latin American distribution model conversion and plant and distribution center closures noted above in 2001 and 2000. Total impairment write-downs are based on the excess of book value over the estimated fair market values of the assets impaired. Fair values were determined based on quoted market prices and discounted cash flows. Expenses included in the other category are primarily for non-asset impairment costs of exiting facilities and professional fees associated with accomplishing the re-engineering actions.

Pretax costs incurred (net gains realized) in connection with the re-engineering program included above and in other income statement captions by category are as follows:

(In millions)	2002	2001	2000
Re-engineering and impairment charge	$ 20.8	$ 24.8	$ 12.5
Cost of products sold	1.1	3.3	2.6
Delivery, sales and administrative expense	3.4	7.6	11.6
Other income	(39.4)	—	—
Total pretax re-engineering (gains) costs	**$(14.1)**	**$ 35.7**	**$ 26.7**

Amounts included in cost of products sold, $1.1 million, $3.3 million and $2.6 million in 2002, 2001 and 2000, respectively, relate to inventory write-downs in the United Kingdom as a result of restructuring the Company's marketing operations in 2002; in Japan as a result of the manufacturing/distribution facilities closing in 2002 and in Latin America as a result of the changes in distribution models in 2001 and 2000.

These actions also resulted in increases in accounts receivable allowances for uncollectible accounts included in the delivery, sales and administrative expenses in the United Kingdom in 2002 and several Latin American markets mainly in 2001 and 2000. There was also a write-down of accounts receivable related to the sale of the Company's Taiwan operation to an independent importer in 2002. In total, bad debt expense related to the re-engineering program of $1.6 million in 2002 and $3.7 million in both 2001 and 2000, were recorded in delivery, sales and administrative expenses. Also included in this caption were $1.5 million of other expenses related to the closing of the Japanese manufacturing/distribution facilities in 2002 and costs totaling $0.1 million, $3.9 million and $7.9 million in 2002, 2001 and 2000, respectively, relating to internal and external consulting costs associated with designing and executing the re-engineering projects and other cost savings initiatives.

Additionally, other income included $39.4 million in 2002 related to gains recognized on the disposal of the Company's Spanish manufacturing facility, of the convention center located on its Orlando, Florida headquarters site, and one of its Japanese manufacturing/distribution facilities.

Through the end of 2002, $64 million of costs were incurred since the inception of the program mainly for severance, information technology expenditures and plant closure costs, net of gains on sale of facilities closed as part of the program. There are no further costs anticipated in connection with this program. The Company will, however, continue to analyze its operations to ensure it operates in an effective and efficient manner.

As part of the restructuring of Brazilian operations in 2001, the Company recorded a $3.2 million valuation allowance for certain deferred tax assets for which realization was no longer more likely than not.

The liability balance, included in accrued liabilities, related to re-engineering and impairment charges as of December 28, 2002 and December 29, 2001 was as follows:

(In millions)	**2002**	**2001**
Beginning balance	**$ 6.9**	**$ 2.3**
Provision	20.8	24.8
Cash expenditures:		
Severance	(14.0)	(3.8)
Other	(2.8)	(2.0)
Non-cash asset impairments	(1.3)	(14.4)
Translation impact	(0.8)	—
Ending balance	**$ 8.8**	**$ 6.9**

The remaining accrual relates primarily to costs of eliminating positions and will largely be paid out by the end of 2003.

Note 4: Inventories

(In millions)	**2002**	**2001**
Finished goods	$ 81.3	$ 65.7
Work in process	20.2	21.7
Raw materials and supplies	46.7	44.8
Total inventories	**$ 148.2**	**$ 132.2**

Note 5: Property, Plant and Equipment

(In millions)	2002	2001
Land	$ 18.6	$ 19.1
Buildings and improvements	148.0	165.0
Machinery and equipment	789.1	735.7
Capitalized software	17.2	12.2
Construction in progress	8.2	16.7
Total property, plant and equipment	981.1	948.7
Less accumulated depreciation	(752.2)	(720.2)
Property, plant and equipment, net	**$ 228.9**	**$ 228.5**

Note 6: Accrued Liabilities

(In millions)	2002	2001
Compensation and employee benefits	$ 49.6	$ 43.8
Advertising and promotion	21.3	18.9
Taxes other than income taxes	13.8	16.1
Other	87.8	85.4
Total accrued liabilities	**$ 172.5**	**$ 164.2**

Note 7: Financing Arrangements

Debt

Debt consists of the following:

(In millions)	2002	2001
7.05% Series Notes due 2003	$ 15.0	$ 15.0
7.25% Notes due 2006	100.0	100.0
8.33% Mortgage Note due 2009	5.3	5.3
7.91% Notes dues 2011	150.0	148.5
Short-term borrowings	4.4	91.2
Deferred gains on swap terminations	9.5	5.4
Other	2.1	2.3
	286.3	367.7
Less current portion	(21.2)	(91.6)
Long-term debt	**$ 265.1**	**$ 276.1**

(Dollars in millions)	2002	2001
Total short-term borrowings at year-end	$ 4.4	$ 91.2
Weighted average interest rate at year-end	2.7%	3.2%
Average short-term borrowings during the year	$ 109.5	$ 223.6
Weighted average interest rate for the year	2.4%	4.4%
Maximum short-term borrowings during the year	$ 164.4	$ 320.5

The average borrowings and weighted average interest rates were determined using month-end borrowings and the interest rates applicable to them. The total $4.4 million of short-term borrowings was loaned by several banks, with $1.6 million in euros, $1.4 million in Japanese yen and $1.4 million in various other currencies.

The mortgage note is a 10-year note amortized over a 22-year period with monthly payments of principal and interest of $47,988. The note is collaterized by certain real estate having a carrying value of $6.8 million at December 28, 2002, and a balloon payment of $4.4 million is due to be paid June 1, 2009. The unsecured notes due in 2006 and 2011 require semi-annual payments of interest only with the principal due upon maturity.

The Company's debt agreements require it to meet certain financial covenants and subjects the Company to a net worth test that could restrict the Company's ability to pay dividends if consolidated net worth is insufficient to meet the requirements of this test. At December 28, 2002, the requirement was $109.1 million. The Company's adjusted consolidated net worth at the end of 2002 was $173.4 million. The requirement is increased quarterly by 25 percent of the Company's consolidated net income for the quarter. There is no adjustment for losses.

On April 30, 2002, the Company entered into a new $250 million revolving line of credit. Of the $250 million, $100 million expires on April 28, 2003 and the remaining $150 million expires on April 29, 2005. This credit facility replaced the Company's previous $300 million unsecured multicurrency credit facility that was due to expire on August 8, 2002 and was terminated as part of the implementation of the new agreement.

As of December 28, 2002, the Company had $383.5 million of unused lines of credit, including $245.3 million under the Company's $250 million revolving line of credit and $138.2 million available under the $142.6 million foreign uncommitted lines of credit. The $250 million revolving line of credit supports the Company's commercial paper borrowing capability. While it has already received verbal assurances of participation from some of its lenders and anticipates no difficulties in completing negotiations and renewing all or substantially all of the portion of the line scheduled to expire April 28, 2003, if it is not able to renew the expiring portion its commercial paper capacity would be limited to $150 million which the Company believes would be sufficient for operations. At December 28, 2002, there was no outstanding commercial paper and at December 29, 2001, $70.8 million was outstanding and included as part of short-term borrowings. Interest paid on total debt in 2002, 2001 and 2000, was $23.5 million, $19.5 million and $24.2 million, respectively.

Fair Value of Financial Instruments

Due to their short maturities or their insignificance, the carrying amounts of cash and cash equivalents, accounts and notes receivable, accounts payable, accrued liabilities and short-term borrowings approximated their fair values at December 28, 2002 and December 29, 2001. The approximate fair value of the Company's $100 million of 7.25% notes due in 2006, determined through reference to market yields, was $111.0 million and $102.1 million as of December 28, 2002 and December 29, 2001, respectively. The fair value of the Company's $150 million of 7.91% notes due in 2011, determined through reference to market yields, was $174.4 million and $153.1 million as of December 28, 2002 and December 29, 2001, respectively. The fair value of the remaining long-term debt approximated its book value at the end of 2002 and 2001.

Derivative Financial Instruments

Following is a listing of the Company's outstanding derivative financial instruments as of December 28, 2002 and December 29, 2001:

Forward Contracts

	2002			2001		
(Dollars in millions)	**Buy**	**Sell**	**Weighted average contract rate of exchange**	**Buy**	**Sell**	**Weighted average contract rate of exchange**
Euro with U.S. dollars	$ 103.5		1.0257	$ 36.5		0.8945
Swiss francs with U.S. dollars	69.6		1.4240	40.7		1.6313
Mexican pesos with U.S. dollars	64.8		10.7596	35.0		9.7443
Japanese yen with U.S. dollars	24.6		121.0580	8.5		129.3753
South Korean won with U.S. dollars	17.4		1,229.5250	13.3		1,321.5447
Australian dollars with U.S. dollars	10.2		0.5646	20.2		0.5077
Singapore dollars with U.S. dollars	7.4		1.7440	5.4		1.8362
Danish krona with U.S. dollars	7.0		7.2526	3.3		8.3055
Philippine pesos with U.S. dollars	—		—	2.2		53.1646
Hong Kong dollars with U.S. dollars	—		—	1.7		7.7970
Venezuelan bolivar with U.S. dollars	1.7		1,487.5000	—		—
Euro for U.S. dollars		$ 135.3	0.9785		$ 68.6	0.8971
Japanese yen for U.S. dollars		60.0	120.1122		56.2	120.4819
Mexican pesos for U.S. dollars		28.6	10.1688		13.0	9.3197
British pounds for U.S. dollars		—	—		6.4	1.4415
Swiss francs for U.S. dollars		24.7	1.4258		3.2	1.6541
South Korean won for U.S. dollars		5.0	1,286.6132		—	—
Brazilian reals for U.S. dollars		—	—		2.8	2.5150
Australian dollars for U.S. dollars		—	—		2.3	0.5123
Philippine pesos for U.S. dollars		1.1	54.2833		2.0	52.3560
Other currencies	6.3	6.8	Various	4.1	7.9	Various
	$ 312.5	**$ 261.5**		**$ 170.9**	**$ 162.4**	

The Company markets its products in over 100 countries and is exposed to fluctuations in foreign currency exchange rates on the earnings, cash flows and financial position of its international operations. Although this currency risk is partially mitigated by the natural hedge arising from the Company's local manufacturing in many markets, a strengthening U.S. dollar generally has a negative impact on the Company. In response to this fact, the Company uses financial instruments to hedge its exposure and manage the foreign exchange impact to its financial statements. At its inception, a derivative financial instrument is designated as a fair value, cash flow or net equity hedge.

Fair value hedges are entered into with financial instruments such as forward contracts with the objective of controlling exposure to certain foreign exchange risks primarily associated with accounts receivable, accounts payable and non-permanent intercompany transactions. In assessing hedge effectiveness, the Company excludes forward points. The Company has also entered into interest rate swaps to convert fixed-rate U.S. dollar long-term debt to floating-rate U.S. dollar debt and the impact is recorded as a component of interest expense. At December 29, 2001, the Company had an interest rate swap in place with a notional amount of $75.0 million that was scheduled to mature on July 15, 2011 which converted half of the Company's $150.0 million notes due in 2011 from fixed to floating rate debt. The Company paid a variable rate of LIBOR plus 1.97 percent and received a fixed rate payment of 7.91 percent at dates consistent with interest payment dates of the notes. Effective July 30, 2002, the Company terminated this swap agreement, along with another agreement with a notional amount of $50 million that was entered into earlier in the year and converted half of the Company's $100.0 million notes due in 2006 from fixed to floating rate debt. The Company realized gains of approximately $3.3 million and $1.7 million, respectively. These gains were capitalized as a part of the debt and are being amortized as a reduction of interest expense over the remaining lives of the related debt, approximately 4 and 9 years, respectively. Additionally, in the fourth quarter of 2001, the Company terminated a swap related to the other $75.0 million of the notes due in 2011 and realized a net gain of $5.4 million. This gain was capitalized as a part of the debt and is being amortized as reduction of interest expense over the remaining life of the debt of approximately 9 years. The hedging relationships the Company has entered into have been highly effective, and the ineffective net gains recognized in other expense for the years 2002, 2001 and 2000 were immaterial.

At December 28, 2002, the Company had an interest rate swap agreement in place with a notional amount of 6.7 billion Japanese yen that matures on January 24, 2007. The Company pays a fixed rate payment of 0.63 percent semi annually and receives a Japanese yen floating rate based on the LIBOR rate and is calculated in arrears. This agreement converts the variable interest rate implicit in the Company's rolling net equity hedges in Japan to a fixed rate. While the Company believes that this agreement provides a valuable economic hedge, it does not qualify for hedge accounting treatment. Accordingly, gains or losses resulting from this agreement are recorded as a component of net interest expense as incurred. A net loss of $1.0 million was recorded in net interest expense in 2002.

The Company also uses derivative financial instruments to hedge foreign currency exposures resulting from firm purchase commitments or anticipated transactions, and classifies these as cash flow hedges. The Company generally enters into cash flow hedge contracts for periods ranging from three to twelve months.

The effective portion of the gain or loss on the hedging instrument is recorded in other comprehensive loss, and is reclassified into earnings as the transactions being hedged are recorded. The associated asset or liability on the open hedge is recorded in other current assets or accrued liabilities as applicable. Approximately $5.0 million was recorded in foreign exchange loss as a component of other expense in 2002. The ineffective portion of the gain or loss on the hedging instrument is recorded in other expense. As of and for the year ended December 28, 2002, the balance and the amount recorded as a loss in other comprehensive loss was $4.9 million. Based on exchange rates at the end of 2002, this loss will be a component of net income in 2003. The ineffective portion in other expense was immaterial.

In addition to fair value and cash flow hedges, the Company uses financial instruments such as forward contracts to hedge a portion of its net equity investment in international operations, and classifies these as net equity hedges. For the years 2002, 2001 and 2000, the Company recorded net (loss) gains associated with these hedges of $(2.6) million, $5.8 million and $8.5 million, respectively, in other comprehensive loss. Due to the permanent nature of the investments, the Company does not anticipate reclassifying any portion of this amount to the income statement in the next 12 months.

The Company's derivative financial instruments at December 28, 2002 and December 29, 2001 consisted solely of the financial instruments summarized above. All of the contracts, with the exception of the interest rate swap, mature within 12 months. Related to the forward contracts, the "buy" amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies and the "sell" amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies, all translated at the year-end market exchange rates for the U.S. dollar. All forward contracts are hedging cross-currency intercompany loans that are not permanent in nature, firm purchase commitments or, as described in Note 8 to the consolidated financial statements, the Company's foreign income related to the Euro, Japanese yen, Korean won and Mexican peso.

The Company's theoretical credit risk for each derivative instrument is its replacement cost, but management believes that the risk of incurring credit losses is remote and that such losses, if any, would not be material. The Company also is exposed to market risk on its derivative instruments due to potential changes in foreign exchange rates; however, such market risk would be substantially offset by changes in the valuation of the underlying items being hedged. For all outstanding derivative instruments, the net accrued loss was $4.2 million and $6.3 million, at December 28, 2002 and December 29, 2001, respectively, and was recorded in accrued liabilities.

Note 8: Investments

In 2002, the Company began a program to hedge, for the following twelve months, its foreign income related to the euro, Japanese yen, Korean won and Mexican peso. In this program, the Company utilizes forward contracts coupled with high-grade U.S. dollar denominated securities. The securities purchased are classified as available-for-sale with gains or losses on these securities recorded as a component of other comprehensive loss until maturity or sale, at which time any accumulated gains or losses are recorded as a component of net income. The forward contracts are considered cash flow hedges and gains or losses are recorded as a component of other comprehensive income until the securities are sold. These investment securities have maturities of less than three months and are recorded as a cash equivalent. At December 28, 2002, the Company had no investments outstanding. During 2002, the Company sold available-for-sale securities and generated $106.7 million of proceeds and realized losses of $6.2 million based upon specific identification, which were recorded in other expense. The effect of this program was to largely mitigate the foreign exchange impact on the net income comparison between 2002 and 2001. In the fourth quarter of 2002, the Company elected to terminate the Mexican peso portion of this program as a result of significant declines in Mexican income and the higher relative cost of Mexican peso forward contracts and immediately recognized $1.2 million gain in other expense which had been previously deferred. Additionally, as the cost of the program has increased, the Company has determined that the cost of the program exceeds the benefits and no new contracts for the other currencies will be entered during 2003.

Note 9: Subscriptions Receivable

In October 2000, a subsidiary of the Company adopted a Management Stock Purchase Plan (the MSPP), which provides for eligible executives to purchase Company stock using full recourse loans provided by the subsidiary. Under the MSPP, the Company loaned approximately $13.6 million to 33 senior executives to purchase 847,000 common shares from treasury stock. The annual interest rate is 5.96 percent, and all dividends, while the loans are outstanding, will be applied toward interest due. During 2002, three participants left the Company and sold, at the current market price, 78,000 shares to the Company to satisfy loans totaling $1.3 million. During 2001, nine senior executives purchased 74,500 shares of common shares from treasury stock. Total loan value for this group is $1.7 million and the loans have interest rates of 5.21 percent to 5.96 percent. During 2001, two participants left the Company and sold, at the current market price, 21,000 shares to the Company to satisfy loans totaling $0.3 million. Under the terms of the MSPP, if the Company's stock price per share is below the market issue price at the principal repayment dates, the Company will make cash bonus payments, up to 25 percent of the outstanding principal on the loan then due. For each share purchased, an option on two shares was granted under the 2000 Incentive Plan. See Note 13 to the consolidated financial statements. The loans have been recorded as subscriptions receivable and are secured by the shares purchased. Principal amounts are due as follows: $3.0 million in 2005; $3.4 million in 2006; $0.4 million in 2007; $6.0 million in 2008 and $0.8 million in 2009. No further sales of stock are being made under this Plan.

On November 30, 1998, the Company made a non-recourse, non-interest bearing loan of $7.7 million (the loan) to its chairman and chief executive officer (chairman), the proceeds of which were used by the chairman to buy in the open market 400,000 shares of the Company's common stock (the shares) at an average price of $19.12 per share. The shares are pledged to secure the repayment of the loan. The loan has been recorded as a subscription receivable and is due November 12, 2006, with voluntary pre-payments permitted commencing November 12, 2002. Ten percent of any annual cash bonus award to the chairman is being applied against the balance of the loan. As the loan is reduced by voluntary payments after November 12, 2002, the lien against the shares will be reduced. The subscription receivable is reduced as payments are received. In late 2000, the loan and related agreements were assigned to a subsidiary of the Company. The outstanding loan balance was $7.5 million at December 28, 2002 and December 29, 2001.

Note 10: Accumulated Other Comprehensive (Loss) Income

(In millions)	2002	2001
Foreign currency translation adjustments	(260.8)	(278.2)
Net equity hedge gains	19.4	21.0
Minimum pension liability	(3.4)	—
Deferred loss on cash flow hedges	(4.9)	—
Total	**(249.7)**	**(257.2)**

Note 11: Income Taxes

For income tax purposes, the domestic and foreign components of income before taxes were as follows:

(In millions)	2002	2001	2000
Domestic	$ 61.7	$ 37.6	$ 39.0
Foreign	55.7	44.6	62.1
Total	**$ 117.4**	**$ 82.2**	**$ 101.1**

The provision for income taxes was as follows:

(In millions)	2002	2001	2000
Current:			
Federal	$ —	$ 13.6	$ 10.8
Foreign	17.3	13.2	25.4
State	0.6	1.9	3.6
	17.9	28.7	39.8
Deferred:			
Federal	5.0	(4.4)	(13.5)
Foreign	3.8	(3.1)	0.8
State	0.6	(0.5)	(0.9)
	9.4	(8.0)	(13.6)
Total	**$ 27.3**	**$ 20.7**	**$ 26.2**

The differences between the provision for income taxes and income taxes computed using the U.S. federal statutory rate were as follows:

(In millions)	2002	2001	2000
Amount computed using statutory rate	$ 41.1	$ 28.8	$ 35.4
Increase (reduction) in taxes resulting from:			
Net benefit from repatriating foreign earnings	(11.3)	(10.1)	(13.2)
Foreign income taxes	1.6	(14.1)	(1.3)
Change in valuation allowance for deferred tax assets	0.1	8.3	1.0
Re-engineering costs with no associated tax benefit	—	5.7	4.8
Other	(4.2)	2.1	(0.5)
Total	**$ 27.3**	**$ 20.7**	**$ 26.2**

In 2002, 2001 and 2000, the Company recognized $0.8 million, $0.3 million and $0.4 million, respectively, of benefits for deductions associated with the exercise of employee stock options. These benefits were added directly to paid-in capital, and are not reflected in the provision for income taxes.

Deferred tax assets (liabilities) are composed of the following:

(In millions)	2002	2001
Depreciation	$ (5.5)	$ (3.2)
Other	(4.4)	(1.8)
Gross deferred tax liabilities	**(9.9)**	**(5.0)**
Credit and net operating loss carry forwards	56.2	62.0
Fixed assets basis differences	51.7	55.5
Employee benefits accruals	15.5	12.8
Post-retirement benefits	15.4	15.9
Inventory reserves	8.8	14.4
Bad debt reserves	9.3	10.2
Other accruals	46.0	44.9
Gross deferred tax assets	**202.9**	**215.7**
Valuation allowances	(31.8)	(40.1)
Net deferred tax assets	**$ 161.2**	**$ 170.6**

At December 28, 2002, the Company had foreign net operating loss carry forwards of $131.6 million. Of the total net operating loss carry forwards, $59.1 million expire at various dates from 2003 to 2012, while the remainder have unlimited lives. During 2002, the Company recognized net benefits of $8.0 million related to foreign net operating loss carry forwards. The Company has not provided for U.S. deferred income taxes on $159.6 million of undistributed earnings of international subsidiaries because of its intention to reinvest these earnings. At December 28, 2002, the Company had foreign tax credit carryforwards of $1.7 million, which expire in 2005 and 2006. At December 28, 2002, and December 29, 2001, the Company had valuation allowances against certain deferred tax assets totaling $31.8 million and $40.1 million, respectively. These valuation allowances relate to tax assets in jurisdictions where it is management's best estimate that there is not a greater than 50 percent probability that the benefit of the assets will be realized in the associated tax returns. The likelihood of realizing the benefit of deferred tax assets is assessed on an ongoing basis. Consequently, future material changes in the valuation allowance are possible. The Company paid income taxes in 2002, 2001 and 2000 of $20.6 million, $26.7 million and $35.5 million, respectively.

Note 12: Retirement Benefit Plans

Pension Plans. The Company has various defined benefit pension plans covering substantially all domestic employees, except those employed by BeautiControl and certain employees in other countries. In addition to providing pension benefits, the Company provides certain post-retirement healthcare and life insurance benefits for selected U.S. and Canadian employees. Most employees and retirees outside the United States are covered by government healthcare programs. Employees may become eligible for these benefits if they reach normal retirement age while working for the Company and satisfy certain years of service requirements. The medical plans are contributory, with retiree contributions adjusted annually, and contain other cost-sharing features, such as deductibles and coinsurance. The medical plans include an allowance for Medicare for post-65 retirees. The Company has the right to modify or terminate these plans. The funded status of the plans was as follows:

	U.S. Plans				**Foreign Plans**	
	Pension benefits		**Post-retirement benefits**		**Pension benefits**	
(In millions)	**2002**	**2001**	**2002**	**2001**	**2002**	**2001**
Change in benefit obligations:						
Beginning balance	**$ 33.4**	**$ 30.9**	**$ 45.6**	**$ 39.3**	**$ 54.9**	**$ 53.6**
Service cost	1.3	1.2	0.5	0.4	2.1	2.2
Interest cost	2.3	2.2	3.4	3.2	2.3	2.5
Actuarial (gain) loss	2.0	(0.7)	5.5	6.5	(5.2)	5.9
Benefits paid	(3.1)	(1.5)	(3.5)	(3.8)	(8.0)	(4.6)
Special termination benefits	—	1.3	—	—	—	—
Impact of exchange rates	—	—	—	—	6.2	(4.7)
Ending balance	**$ 35.9**	**$ 33.4**	**$ 51.5**	**$ 45.6**	**$ 52.3**	**$ 54.9**
Change in plan assets at fair value:						
Beginning balance	**26.0**	**26.2**	**—**	**—**	**21.5**	**$ 24.8**
Actual return on plan assets	(2.1)	(1.3)	—	—	(0.7)	0.4
Company contributions	—	2.6	3.5	3.8	2.5	2.7
Plan participant contributions	—	—	—	—	0.2	0.2
Benefits and expenses paid	(3.5)	(1.5)	(3.5)	(3.8)	(8.0)	(4.6)
Impact of exchange rates	—	—	—	—	2.9	(2.0)
Ending balance	**$ 20.4**	**$ 26.0**	**—**	**—**	**$ 18.4**	**$ 21.5**
Funded status of the plan:	**$ (15.5)**	**$ (7.4)**	**$ (51.5)**	**$ (45.6)**	**$ (33.9)**	**$ (33.4)**
Unrecognized actuarial loss (gain)	8.1	1.7	12.5	7.3	4.1	(3.8)
Unrecognized prior service benefit	(0.1)	(0.1)	(1.3)	(1.4)	—	0.2
Unrecognized net transaction (asset) liability	—	—	—	—	0.3	0.5
Impact of exchange rates	—	—	—	—	0.1	(0.1)
Accrued benefit cost	**$ (7.5)**	**$ (5.8)**	**$ (40.3)**	**$ (39.7)**	**$ (29.4)**	**$ (36.6)**
Weighted average assumptions:						
Discount rate	6.8%	7.3%	6.8%	7.3%	4.5%	4.6%
Return on plan assets	9.0	9.0	n/a	n/a	5.0	5.1
Salary growth rate	4.5	4.5	n/a	n/a	2.8	2.8

Plan assets consist primarily of equity securities and corporate and government bonds. At December 28, 2002 and December 29, 2001, the accumulated benefit obligations of certain pension plans exceeded those plans' assets. For those plans, the accumulated benefit obligations were $65.8 million and $64.6 million, and the fair value of those plans' assets were $36.0 million and $39.3 million as of December 28, 2002 and December 29, 2001, respectively.

During 2001, the Company implemented a corporate office restructuring that included a voluntary early retirement program. In this program, employees that met age and years of service requirements and elected to participate in the program were able to receive pension benefits commensurate with being five years older than their actual age and having five additional years of service than they actually had. The impact of this program on the pension obligation was shown previously.

The costs associated with the plans were as follows:

	Pension benefits			**Post-retirement benefits**		
(In millions)	**2002**	**2001**	**2000**	**2002**	**2001**	**2000**
Components of net periodic benefit cost:						
Service cost and expenses	$ 3.7	$ 3.4	$ 3.4	$ 0.5	$ 0.4	$ 0.4
Interest cost	4.6	4.7	4.7	3.4	3.2	2.8
Expected return on plan assets	(4.5)	(2.1)	(1.2)	0.3	0.1	—
Net amortization and (deferral)	1.0	(1.4)	(2.2)	(0.1)	(0.1)	(0.1)
Net periodic benefit cost	**$ 4.8**	**$ 4.6**	**$ 4.7**	**$ 4.1**	**$ 3.6**	**$ 3.1**

The assumed healthcare cost trend rate was 11.0 percent for post-65 participants, decreasing to 5.0 percent in 2008, and 9.0 percent for pre-65 participants, decreasing to 5.0 percent in 2006. The healthcare cost trend rate assumption has a significant effect on the amounts reported. A one-percentage point change in the assumed healthcare cost trend rates would have the following effects:

(In millions)	**One percentage point**	
	Increase	**Decrease**
Effect on total of service and interest cost components	$ 0.4	$ (0.3)
Effect on post-retirement benefit obligation	4.3	(3.8)

The Company also has several savings, thrift and profit-sharing plans. Its contributions to these plans are based upon various levels of employee participation. The total cost of these plans was $4.7 million in 2002, $5.0 million in 2001 and $4.5 million in 2000.

Note 13: Incentive Compensation Plans

Incentive Plans. Certain officers and other key employees of the Company participate in the Tupperware Corporation 2002, 2000 and 1996 Incentive Plans (the Incentive Plans). Annual performance awards and awards of options to purchase Tupperware shares and of restricted stock are made under the Incentive Plans. For the 2002 Incentive Plan, the total number of shares available for grant was 2,850,000 of which 200,000 shares may be used for restricted stock awards. For the 2000 Incentive Plan, the total number of shares available for grant was 4,000,000 of which 200,000 shares may be used for restricted stock awards. For the 1996 Incentive Plan, the total number of shares available for grant was 7,600,000 of which 300,000 shares may be used for restricted stock awards. As of December 28, 2002, shares available for award under the Incentive Plans totaled 2,342,668, of which 370,344 could be granted in the form of restricted stock. For options granted in 2001, approximately 0.1 million shares under options were granted in conjunction with the MSPP. See Note 9 to the consolidated financial statements.

Other than the 157,118 options exchanged for certain BeautiControl options, all options' exercise prices are equal to the underlying shares' grant-date market values. Outstanding options granted in 2002, other than options on 25,000 shares which vest in three years, vest in one-third increments over the next three years from the date of grant. Outstanding options granted in 2001 and 2000, other than those options granted under the MSPP and options on 34,400 shares granted in 2000, which vest in two years, have vesting dates that are three years from the date of grant. Options granted under the MSPP vest seven years after date of the grant; however, vesting may be accelerated beginning three years after the grant date if certain stock appreciation goals are attained. Outstanding restricted shares have initial vesting periods ranging from 1 to 4 years. All outstanding options have exercise periods that are 10 years from the date of grant.

Director Plan. Under the Tupperware Corporation Director Stock Plan (Director Plan), non-employee directors are obligated to receive one-half of the amount of their annual retainers in the form of stock and may elect to receive the balance of their annual retainers in the form of stock or stock options. Options granted to directors become exercisable on the last day of the fiscal year in which they are granted, have a term of 10 years and have an exercise price that compensates for the foregone cash retainer. In addition, beginning in fiscal 2002 each non-employee director on the date of the Company's annual meeting of shareholders receives an automatic annual grant of a stock option. This option entitles the director to purchase four thousand shares of the Company's common stock at a price equal to the fair market value of the Company's common stock on the date of the grant in order to compensate the directors at a competitive level with directors of comparable companies. This option may be exercised immediately and for a ten-year period from the date of grant. These amounts and the intrinsic value of stock grants on the date of award have been recognized as an expense by the Company in the year granted. The number of shares initially available for grant under the Director Plan and the number of shares available as of December 28, 2002, were 300,000 and 132,806, respectively.

Earned cash performance awards of $4.4 million, $4.7 million and $12.8 million were included in the consolidated statement of income for 2002, 2001 and 2000, respectively.

Stock option and restricted stock activity and information about stock options for the Incentive Plans and the Director Plan are summarized in the following tables.

Stock options	**Shares subject to option**	**Weighted average option price per share**
Balance at December 25, 1999	**6,152,326**	**$ 23.28**
Granted	3,818,968	17.11
Canceled	(485,262)	22.64
Exercised	(115,707)	9.86
Balance at December 30, 2000	**9,370,325**	**20.95**
Granted	1,583,900	20.88
Canceled	(215,933)	25.47
Exercised	(235,634)	15.49
Balance at December 29, 2001	**10,502,658**	**20.92**
Granted	1,296,830	16.43
Canceled	(737,883)	24.91
Exercised	(342,245)	14.75
Balance at December 28, 2002	**10,719,360**	**20.32**

Restricted stock	**Shares outstanding**	**Shares available for issuance**
Balance at December 25, 1999	**59,662**	**70,844**
Increase in shares available due to adoption of 2000 Incentive Plan		200,000
Shares transferred to stock option pool		(23,151)
Awarded	15,000	(15,000)
Canceled	(6,000)	6,000
Vested	(3,662)	—
Balance at December 30, 2000	**65,000**	**238,693**
Shares transferred from stock option pool		48,257
Shares transferred to stock option pool		(199,224)
Awarded	3,000	(3,000)
Vested	(44,000)	—
Balance at December 29, 2001	**24,000**	**84,726**
Increase in shares available due to adoption of 2002 Incentive Plan		200,000
Shares transferred from stock option pool		114,618
Shares transferred to stock option pool		(25,000)
Awarded	5,000	(5,000)
Canceled	(1,000)	1,000
Vested	(9,000)	—
Balance at December 28, 2002	**19,000**	**370,344**

Stock Options Outstanding

As of December 28, 2002	Outstanding			Exercisable	
Exercise price range	Shares	Average remaining life	Average exercise price	Shares	Average exercise price
$ 8.40 – $12.08	57,350	7.1	$ 9.85	57,350	$ 9.85
$13.31 – $16.23	3,043,809	8.2	15.94	131,729	13.43
$18.56 – $25.55	6,498,316	6.8	19.77	3,020,516	19.89
$26.70 – $34.28	664,160	2.1	31.76	659,160	31.80
$39.18 – $42.25	455,725	3.3	42.18	455,725	42.18
	10,719,360	**6.8**	**20.32**	**4,324,480**	**23.72**

The Company uses the intrinsic value method of accounting for stock-based compensation. The Company has estimated the fair value of its option grants. The weighted average fair value of 2002 grants was $3.78. See Note 1 to the consolidated financial statements for pro forma presentation had these fair value estimates been used to record compensation expense in the consolidated statements of income. Compensation expense associated with restricted stock grants is equal to the fair market value of the shares on the date of grant and is recognized ratably over the required holding period. Compensation expense associated with restricted stock grants was not significant.

Note 14: Segment Information

The Company manufactures and distributes products primarily through independent direct sales forces: (1) plastic food storage and serving containers, microwave cookware and educational toys marketed under the Tupperware brand worldwide, and organized into four geographic segments, and (2) premium cosmetics and skin care products marketed under the BeautiControl brand in North America, Latin America and Asia Pacific. Certain international operating segments have been aggregated based upon consistency of economic substance, products, production process, class of customers and distribution method. International BeautiControl operations are reported in the applicable geographic segment.

As a result of a change in management reporting structures, effective with the beginning of the Company's 2002 fiscal year, the Company is reporting the United States and Canada as a Tupperware North America business segment and BeautiControl operations outside North America have been included in their respective geographic segments. Prior year amounts have been restated to reflect this change.

(In millions)	2002	2001	2000
Net sales:			
Europe	$ 420.8	$ 400.4	$ 424.1
Asia Pacific	209.5	213.4	242.0
Latin America	130.9	182.6	176.2
North America	268.4	254.2	218.6
BeautiControl North America [c]	73.9	63.8	12.2
Total net sales	**$ 1,103.5**	**$ 1,114.4**	**$ 1,073.1**
Segment profit:			
Europe	$ 88.3 [a]	$ 74.8	$ 94.1
Asia Pacific	35.7 [a]	28.5	44.8
Latin America	6.2 [a]	15.4 [a]	7.0 [a]
North America	30.4	32.9	16.6
BeautiControl North America [c]	5.9	0.5	0.1
Total segment profit	**166.5**	**152.1**	**162.6**
Unallocated expenses	(20.9) [a,b]	(23.4) [a]	(27.9) [a]
Other income	14.4 [b]	—	—
Re-engineering and impairment charges	(20.8) [a]	(24.8) [a]	(12.5) [a]
Interest expense, net	(21.8)	(21.7)	(21.1)
Income before income taxes	**$ 117.4**	**$ 82.2**	**$ 101.1**
Depreciation and amortization:			
Europe	$ 16.8	$ 16.0	$ 17.0
Asia Pacific	7.6	8.5	10.6
Latin America	8.2	9.0	9.8
North America	12.5	11.0	11.7
BeautiControl North America [c]	1.4	2.7	0.2
Corporate	2.3	2.7	2.8
Total depreciation and amortization	**$ 48.8**	**$ 49.9**	**$ 52.1**
Capital expenditures:			
Europe	$ 16.6	$ 16.5	$ 16.4
Asia Pacific	9.2	7.7	7.2
Latin America	4.4	7.6	7.2
North America	12.3	13.5	6.6
BeautiControl North America [c]	1.5	1.0	—
Corporate	2.9	8.5	8.9
Total capital expenditures	**$ 46.9**	**$ 54.8**	**$ 46.3**

(In millions)	2002	2001	2000
Identifiable assets:			
Europe	$ 233.9	$ 233.5	$ 228.1
Asia Pacific	121.5	117.5	129.6
Latin America	112.7	133.9	140.8
North America	159.3	156.5	145.5
BeautiControl North America [c]	64.4	64.8	63.9
Corporate	138.8	139.5	141.5
Total identifiable assets	**$ 830.6**	**$ 845.7**	**$ 849.4**

a. In 1999, the Company announced a re-engineering program. The re-engineering and impairment charges line provides for severance and other exit costs. In addition, unallocated expenses include $0.1 million, $3.2 million, $7.9 million and $1.0 million for internal and external consulting costs incurred in connection with the program in 2002, 2001, 2000 and 1999, respectively. In 2002, $1.6 million was recorded as a reduction of Europe segment profit related to the write down of inventory and receivables as a result of exiting the direct sales business of the Company's United Kingdom operations. Also, 2002 Asia Pacific segment profit was reduced by $2.7 million related to costs associated with the closure of one of the Company's Japanese manufacturing/distribution facilities. In addition, $0.1 million was recorded as a reduction of Latin America segment profit primarily as a result of a write down of accounts receivable as a result of a restructure of BeautiControl operations in Mexico. As part of the re-engineering program, in 2002, the Company sold its former Spanish manufacturing facility, its Convention Center complex in Orlando, Florida and one of its Japanese manufacturing/distribution facilities generating pretax gains of $21.9 million, $4.4 million and $13.1 million respectively. The Spanish and Japanese gains are included in the Europe and Asia Pacific operating segments, respectively, and the Convention Center gain is recorded in other income. In 2001, $7.7 million was recorded as a reduction to Latin America segment profit related to the write down of inventory and reserves for receivables as a result of the restructuring of Brazilian sales and manufacturing operations. In 2000, $6.3 million was recorded as a reduction to Latin America segment profit related to the write-down of inventory and reserves for receivables related to changes in distributor operations. Total after-tax impact of these (gains) costs was $(8.5) million, $32.5 million; and $24.2 million in 2002, 2001 and 2000, respectively. See Note 3 to the consolidated financial statements.

b. In 2002, the Company began to sell land held for development near its Orlando, Florida headquarters. During 2002, pretax gains from these sales were $10.0 million and are recorded in other income. Internal costs for management incentives directly related to these sales were $1.3 million and were recorded in unallocated expenses.

c. BeautiControl was acquired in October 2000. See Note 2 to the consolidated financial statements.

Sales and segment profit in the preceding table are from transactions with customers. Inter-segment transfers of inventory are accounted for at cost. Sales generated by product line are not captured in the financial statements and disclosure of the information is impractical. Sales to a single customer did not exceed 10 percent of total sales in any segment. Export sales were insignificant. Sales to customers in Germany were $172.8 million, $170.4 million and $184.8 million in 2002, 2001 and 2000, respectively. No other foreign country's sales were material to the Company's total sales. Sales of Tupperware and BeautiControl products to customers in the United States were $326.1 million, $298.4 million and $214.0 million in 2002, 2001 and 2000, respectively. Unallocated expenses are corporate expenses and other items not directly related to the operations of any particular segment.

Corporate assets consist of cash, buildings and assets maintained for general corporate purposes. The United States was the only country with long-lived assets greater than 10 percent of the Company's total assets at December 28, 2002. As of the end of 2002, 2001 and 2000, respectively, long-lived assets in the United States were $110.5 million, $106.0 million and $99.3 million.

As of December 28, 2002 and December 29, 2001, the Company's net investment in international operations was $10.1 million and $30.4 million, respectively. The Company is subject to the usual economic risks associated with international operations; however, these risks are partially mitigated by the broad geographic dispersion of the Company's operations.

Note 15: Commitments and Contingencies

The Company and certain subsidiaries are involved in litigation and various legal matters that are being defended and handled in the ordinary course of business. Included among these matters are environmental issues. The Company believes that it is remote that the Company's contingencies will have a material adverse effect on its financial position, results of operations or cash flow.

Kraft Foods, Inc., which was formerly affiliated with Premark International, Inc., the Company's former parent, and Tupperware, has assumed any liabilities arising out of certain divested or discontinued businesses. The liabilities assumed include matters alleging product liability, environmental liability and infringement of patents.

Operating leases. Rental expense for operating leases totaled $35.4 million in 2002, $36.1 million in 2001 and $35.0 million in 2000. Approximate minimum rental commitments under noncancelable operating leases in effect at December 28, 2002, were: 2003 – $13.0 million; 2004 – $7.8 million; 2005 – $2.8 million; 2006 – $1.7 million; and after 2006 – $1.6 million.

Note 16: Quarterly Financial Summary (Unaudited)

Following is a summary of the unaudited interim results of operations for each quarter in the years ended December 28, 2002 and December 29, 2001.

(In millions, except per share amounts)	First quarter	Second quarter	Third quarter	Fourth quarter
Year ended December 28, 2002:				
Net sales	$ 251.9	$ 286.1	$ 244.3	$ 321.2
Cost of products sold	79.8	94.7	82.8	105.3 [a]
Net income	15.6 [a]	32.0 [a]	8.0	34.5 [a]
Net income per share:				
Basic	0.27 [a]	0.55 [a]	0.14	0.59 [a]
Diluted	0.27 [a]	0.54 [a]	0.14	0.59 [a]
Dividends declared per share	0.22	0.22	0.22	0.22
Composite stock price range:				
High	22.32	24.14	20.34	17.91
Low	17.75	19.48	15.63	14.40
Close	21.97	20.28	15.76	15.04
Year ended December 29, 2001:				
Net sales	$ 263.7	$ 285.4	$ 238.6	$ 326.7
Cost of products sold	88.1	94.0	82.0 [b]	109.9 [b]
Net income (loss)	17.9 [b]	27.7 [b]	(12.6) [b]	28.5 [b,c]
Net income (loss) per share:				
Basic	0.31 [b]	0.48 [b]	(0.21) [b]	0.48 [b]
Diluted	0.30 [b]	0.47 [b]	(0.21) [b]	0.48 [b]
Dividends declared per share	0.22	0.22	0.22	0.22
Composite stock price range:				
High	26.00	24.95	24.98	22.80
Low	19.25	19.20	19.09	17.70
Close	23.86	23.43	19.94	19.44

a. Includes pretax re-engineering and impairment costs (gains) of $1.5 million ($1.2 million after-tax), $(8.4) million ($(6.2) million after-tax) and $(7.2) million ($(3.5) million after-tax) in the first, second and fourth quarters, respectively. See Note 3 to the consolidated financial statements.

b. Includes pretax re-engineering and impairment costs of $1.6 million ($1.3 million after-tax), $2.2 million ($1.7 million after-tax), $22.0 million ($19.8 million after-tax) and $9.9 million ($9.7 million after-tax) in the first, second, third and fourth quarters, respectively. See Note 3 to the consolidated financial statements.

c. Reflects a reduction of the effective tax rate in the fourth quarter due to the successful resolution of certain outstanding issues.

Note 17: Rights Agreement

In 1996, the Company adopted a shareholders' rights plan with a duration of 10 years, under which shareholders received a right to purchase one one-hundredth of a share of preferred stock for each right owned. The preferred shares are cumulative and are superior to common shares with regard to dividends. Each share is entitled to 100 votes on all matters submitted to the shareholders for a vote. The rights are exercisable if 15 percent of the Company's common stock is acquired or threatened to be acquired, and the rights are redeemable by the Company if exercisability has not been triggered. Under certain circumstances, if 50 percent or more of the Company's consolidated assets or earning power are sold, a right entitles the holder to buy shares of the Company equal in value to twice the exercise price of each right. Upon acquisition of the Company by a third party, a holder could receive the right to purchase stock in the acquirer. The foregoing percentage thresholds may be reduced to not less than 10 percent.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Tupperware Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Tupperware Corporation and its subsidiaries at December 28, 2002 and December 29, 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Tupperware Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Orlando, Florida
February 7, 2003

REPORT OF MANAGEMENT

The management of Tupperware is responsible for the preparation of the financial statements and other information contained in this Annual Report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and include amounts that are based upon management's best estimate and judgments, as appropriate. PricewaterhouseCoopers LLP has audited these financial statements and has expressed an independent opinion thereon.

The Company maintains internal control systems, policies and procedures designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and properly recorded, and that accounting records may be relied upon for the preparation of financial information. There are inherent limitations in all internal controls systems based on the fact that the cost of such systems should not exceed the benefits derived. Management believes that the Company's systems provide the appropriate balance of costs and benefits. The Company also maintains an internal auditing function that evaluates and reports on the adequacy and effectiveness of internal accounting controls, policies and procedures.

The Audit and Corporate Responsibility Committee of the Board of Directors is composed entirely of outside directors. The Committee meets periodically and independently with management, the vice president of internal audit and PricewaterhouseCoopers LLP to discuss the Company's internal accounting controls, auditing and financial reporting matters. The vice president of internal audit and PricewaterhouseCoopers LLP have unrestricted access to the Audit and Corporate Responsibility Committee.

Management recognizes its responsibility for conducting the Company's affairs in a manner that is responsive to the interests of its shareholders and its employees. This responsibility is characterized in the Code of Conduct, which provides that the Company will fully comply with laws, rules and regulations of every country in which it operates and will observe the rules of ethical business conduct. Employees of the Company are expected and directed to manage the business of the Company accordingly.

Rick Goings
Chairman and Chief
Executive Officer

Pradeep Mathur
Senior Vice President
and Chief Financial Officer

Officers and Board of Directors

Officers

Rick Goings
Chairman of the Board and Chief Executive Officer

José de Jesús Buenrostro
President, Tupperware Latin America

Judy B. Curry
Vice President and Controller

R. Glenn Drake
Group President, North America, Europe, Africa and the Middle East

Lillian D. Garcia
Senior Vice President, Human Resources

V. Jane Garrard
Vice President, Investor Relations

Josef Hajek
Vice President, Tax

David T. Halversen
Senior Vice President, Business Development and Planning

C. Morgan Hare
Senior Vice President, Global Marketing

Pradeep Mathur
Senior Vice President and Chief Financial Officer

Anne E. Naylor
Vice President, Internal Audit

Gaylin L. Olson
Group President, Asia Pacific and Emerging Markets

Thomas M. Roehlk
Senior Vice President, General Counsel and Secretary

Hans Joachim Schwenzer
Senior Vice President, Global Promotions Tupperware Worldwide

Christian E. Skrôder
Senior Vice President, Worldwide Market Development

José R. Timmerman
Senior Vice President, Worldwide Operations

Robert F. Wagner
Vice President and Chief Technology Officer

Board of Directors

Rita Bornstein, Ph.D. [1]
President, Rollins College

Kriss Cloninger III [1]
President and Chief Financial Officer of AFLAC, Inc.

Rick Goings [3*]
Chairman of the Board and Chief Executive Officer, Tupperware Corporation

Clifford J. Grum [1]
Chairman and Chief Executive Officer, retired, Temple-Inland Inc.

Betsy D. Holden [2]
Co-Chief Executive Officer, Kraft Foods, Inc.

Joe R. Lee [2, 3]
Chairman and Chief Executive Officer, Darden Restaurants, Inc.

Bob Marbut [2*, 3]
Founder, Chairman, and Chief Executive Officer, SeeTec Global, Inc.

Angel R. Martinez [2]
Independent Consultant

David R. Parker [1*, 3]
Managing Director, The Archstone Partnerships

Joyce M. Roché [1]
President and Chief Executive Officer, Girls Incorporated

M. Anne Szostak [2]
Executive Vice-President and Corporate Director of Human Resources, FleetBoston Financial

Numbers denote committee memberships:

1 *Audit and Corporate Responsibility Committee*
2 *Compensation and Directors Committee*
3 *Executive Committee*
* *Chairperson*

Corporate Information

Corporate Office

Tupperware Corporation
P.O. Box 2353
Orlando, FL 32802-2353
(407) 826-5050

14901 S. Orange Blossom Trail
Orlando, FL 32837

Transfer Agent and Registrar
Wells Fargo Bank Minnesota, N.A.
Shareholder inquiries should be directed to the agent at:

Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075

or:

P.O. Box 64854
St. Paul, MN 55164-0854

Telephone: (800) 468-9716
or (651) 450-4064

Fax: (651) 450-4033
E-mail: stocktransfer@wellsfargo.com

Notices regarding changes of address and inquiries regarding lost dividend checks, lost or stolen certificates and transfers of stock should be directed to the transfer agent.

Common Stock
Listed in the United States on the New York Stock Exchange and traded under the symbol TUP.

Independent Accountants
PricewaterhouseCoopers LLP
Orlando, Florida

SEC Filings and Other Information
Copies of the Annual Report, filings with the Securities and Exchange Commission (SEC) and press releases may be obtained by writing to:

Tupperware Corporation
Investor Relations Department
P.O. Box 2353
Orlando, FL 32802-2353

by calling: (800) 514-3081

via e-mail:
finrel@tupperware.com

or via the Company's website:
www.tupperware.com

The Company makes its filings with the SEC available as soon as reasonably practicable after such material is filed with or furnished to the SEC.

Investor Relations
Jane Garrard
Vice President, Investor Relations
(407) 826-4522
Website: www.tupperware.com

Annual Meeting
The Annual Meeting of Shareholders will be held at 1:00 p.m. on Wednesday, May 14, 2003 at the The Hyatt Regency Orlando International Airport Hotel, 9300 Airport Boulevard, Orlando, Florida.

Note: Except as indicated below trademarks owned by the Company are indicated by the use of ® or ™ throughout this report.

Tupperware®